 Exhibit 99.1

SNDL INC.

NOTICE OF MEETING AND

INFORMATION CIRCULAR

DATED JUNE 16, 2023

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD VIRTUALLY

ON

JULY 27, 2023
AT 9:00 a.m. (Toronto Time)

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SNDL INC.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS TO BE HELD VIRTUALLY ON
JULY 27, 2023

To Shareholders:

Notice is hereby given that the annual meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of SNDL Inc. (the “Corporation”) will be held on July 27, 2023 at 9:00 a.m. (Calgary time). The Corporation is hosting the Meeting in virtual-only format. The Corporation encourages all Shareholders to virtually attend the Meeting. Shareholders can find important information and detailed instructions about how to attend and participate in the Meeting in the accompanying information circular of the Corporation dated June 16, 2023 (the “Information Circular”).

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/446232042, all in real time, provided they are connected to the Internet and properly follow the instructions contained on the website. Beneficial Shareholders (being Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions.

The Meeting and any or all adjournments thereof will be held to:

1.	receive and consider the audited financial statements of the Corporation for the year ended December 31, 2022 and the auditors' report thereon;
2.	consider and, if deemed advisable, to fix the number of directors of the Corporation for the ensuing year, or as otherwise authorized by the Shareholders, at six (6) members;
3.	elect the directors of the Corporation for the ensuing year;
4.	re-appoint Marcum LLP as the auditor of the Corporation for the ensuing year at such remuneration as may be fixed by the board of directors of the Corporation;
5.	receive an update on the amended and restated plan of arrangement involving the Corporation and the Shareholders under Section 193 of the Business Corporations Act (Alberta) that is expected to be completed by the Corporation, as more particularly described in the Information Circular; and
6.	transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting and the specific details of the matters proposed to be put to the Meeting are described in further detail in the accompanying Information Circular. As a Shareholder, it is very important that you read the Information Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 12, 2023. Shareholders whose names have been entered in the register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his, her or its Common Shares after such date and the transferee of those Common Shares establishes that he, she or it owns the Common Shares and requests, not later than ten (10) days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

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Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof and who wish to ensure that their Common Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and: (i) vote it online at https://login.odysseytryst.com/pxlogin; or (ii) mail it to or deposit it with the Corporation's Canadian transfer agent, Odyssey Trust Company at:

Odyssey Trust Company

Traders Bank Building

702, 67 Yonge Street

Toronto, Ontario M5E 1J8

Attention: Proxy Department

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment or postponement thereof. A Shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. That person does not have to be a Shareholder.

Notice-and-Access

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this notice of annual meeting, the Information Circular, and a form of proxy or a voting instruction form (as applicable) (collectively, the “Meeting Materials”) to non-registered Shareholders (“Beneficial Shareholders”) for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials to Beneficial Shareholders over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Beneficial Shareholders will receive a VIF enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Beneficial Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Beneficial Shareholders are reminded to view the Meeting Materials prior to voting or causing their votes to be cast. Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com or on the website of Odyssey Trust Company, the Corporation’s Canadian transfer agent and registrar, at https://odysseytrust.com/client/sndl-inc/. The Meeting Materials will remain posted on Odyssey Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules. The Corporation is providing paper copies of its Information Circular only to its Registered Shareholders.

Beneficial Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on Odyssey Trust Company’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call the Corporation’s Canadian transfer agent and registrar, Odyssey Trust Company, toll free at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America). Any requests for material received before the meeting date should be fulfilled within 3 business days.

DATED this 16th day of June, 2023.	BY ORDER OF THE BOARD OF DIRECTORS OF SNDL INC. /s/ Zachary George
Zachary George Chief Executive Officer and Director

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TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	2
GLOSSARY OF TERMS	2
SOLICITATION OF PROXIES	7
PERSONS MAKING THE SOLICITATION	8
NOTICE TO BENEFICIAL HOLDERS	8
NOTICE-AND-ACCESS	9
RECORD DATE	10
APPOINTMENT OF PROXY	10
REVOCABILITY OF PROXY	11
EXERCISE OF DISCRETION BY PROXY	11
HOW DO I ATTEND AND PARTICIPATE IN THE MEETING?	12
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	13
QUORUM AND APPROVAL REQUIREMENTS	13
PARTICULARS OF THE MATTERS TO BE ACTED UPON AT THE MEETING	13
1. Receipt of Financial Statements and Auditors' Report	13
2. Fixing the Number of Directors	13
3. Election of Directors	13
4. Appointment of an Auditor	14
5. Update on the Arrangement	15
6. Other Business	16
DIRECTOR NOMINEES	16
ORDERS, BANKRUPTCIES AND PENALTIES AND SANCTIONS	23
UPDATE ON THE ARRANGEMENT	24
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	27
MANAGEMENT CONTRACTS	27
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28
INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS	28
ADDITIONAL INFORMATION	28
Appendix “A” FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE	A-1
Appendix “B” FORM 51-102F6 – STATEMENT OF EXECUTIVE COMPENSATION	B-1
Appendix “C” AUDIT COMMITTEE CHARTER	C-1
Appendix “D” BOARD MANDATE	D-1
Appendix “E” FINAL ORDER	E-1

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SNDL INC.

Information Circular – June 16, 2023

For the Annual Meeting of

Shareholders of SNDL Inc.

to be held on July 27, 2023

FORWARD-LOOKING STATEMENTS

This Information Circular and the documents incorporated by reference herein contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. All statements other than statements of present or historical fact contained in this Information Circular are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

Without limiting the generality of the following, this Information Circular contains forward-looking statements pertaining to:

•	the expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement and the anticipated Effective Date;
•	the anticipated timing of the Meeting; and
•	the expected returns to Shareholders following the completion of the Arrangement.

The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required under applicable securities laws, the Corporation does not undertake or assume any obligation to publicly update or revise any forward-looking statements. Shareholders should read this entire Information Circular and consult their own professional advisors to assess the legal issues, risk factors and other aspects of the matters to be voted on at the Meeting prior to voting their Common Shares.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular, the following terms shall have the meanings set forth below.

“2022 Circular” means the information circular of the Corporation dated June 21, 2022, as prepared and delivered in connection with the 2022 Meeting;

“2022 Meeting” means the annual and special meeting of Shareholders held on July 25, 2022;

“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9;

“Advance Notice Provisions” means the Corporation's advance notice bylaws;

“Amended Plan of Arrangement” means the amended and restated plan of arrangement attached as Schedule “A” to the Final Order annexed as Appendix “F” – Final Order to this Information Circular;

“Annual Report” means the annual report of SNDL on Form 20-F dated April 24, 2023;

“Annual Retainer” means the annual retainer or salary payable to an Eligible Director;

“Anti-Hedging Policy” means the anti-hedging policy adopted by SNDL;

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“Arrangement” means the proposed statutory plan of arrangement involving the Corporation and the Shareholders, as contemplated by the Amended Plan of Arrangement;

“Articles” means the articles of amalgamation of SNDL and all amendments thereto;

“Articles of Arrangement” means means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

“Audit Committee” means the audit committee of the Board;

“Audit Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee;

“Award Date” means, unless otherwise determined by the Board, March 15th, June 15th, September 15th and December 15th of each calendar year;

“Beneficial Shareholder” means Shareholders who hold their Common Shares through an Intermediary or who otherwise do not hold their Common Shares in their own name;

“Blackout Periods” has the meaning ascribed to such term in Appendix “B” – Form 51-102F6 – Statement of Executive Compensation;

“Board” means the board of directors of SNDL;

“Board Mandate” means the formal mandate adopted by the Board;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta;

“CEO” means Chief Executive Officer;

“CDS” means the Canadian Depository for Securities Limited;

“Chairman” means the chairman of the Board;

“Class A Common Shares” means the Common Shares renamed and re-designated as Class A Common Shares pursuant to the Amended Plan of Arrangement;

“Clawback Policy” means the clawback policy adopted by SNDL;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Code of Conduct” means SNDL's code of conduct;

“Committees” means collectively, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

“Common Shares” means common shares of SNDL;

“Compensation Committee” means the compensation committee of the Board;

“Compensation Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibilities of the Compensation Committee;

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“Control Number” means the control number located on the Proxy Form;

“Corporation” or “SNDL” means SNDL Inc.;

“Court” means the Court of King’s Bench of Alberta;

“Deferred Share Unit Amount” has the meaning ascribed to such term in Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation;

“Deferred Share Unit Plan” means the deferred share unit plan of SNDL;

“Deferred Share Units” or “DSUs” means deferred share units of SNDL granted pursuant to the Deferred Share Unit Plan;

“Director Nominees” means those individuals nominated for election as directors of the Corporation;

“Distributed Nova Shares” means such number of the Nova Shares to be distributed to Shareholders as part of the Arrangement of the 35,750,000 Nova Shares currently held by SNDL (as amalgamation successor of Alcanna Inc.) as may be determined by the Board immediately prior to implementing the Arrangement, provided that following completion of the Arrangement, SNDL will hold between ten percent (10%) and 19.9% of the issued and outstanding Nova Shares;

“Distribution Determination Date” means the price of a Nova Share on the TSX at the close of trading on the Distribution Determination Date;

“Distribution Determination Date Value” means the date set out in the Arrangement for the purposes of determining the Shareholders entitled to receive the New SNDL Shares and the Distributed Nova Shares under the Arrangement;

“Diversity Policy” means the diversity policy adopted by the Board;

“DRS” means a Direct Registration System Advice/Statement;

“Effective Date” means the date on which the Arrangement becomes effective under the ABCA, as reflected on the proof of filing in respect of the Articles of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date or such other time as may be decided by the Board;

“Eligible Directors” means non-employee directors of the Corporation and its subsidiaries who are eligible to participate in the Deferred Share Unit Plan;

“Eligible Shareholders” has the meaning ascribed to such term under “The Deadline for the Arrangement – The Amended Plan of Arrangement” in this Information Circular;

“Employee Warrants” means employee warrants to purchase Common Shares;

“ESG Policy” means the environment, climate change, and health and safety policy adopted by the Board;

“Excluded Director” means directors who are employees of SNDL;

“Executive Officers” means the executive officers of SNDL, including NEOs;

“Expiry Date” means the date on which an Option expires;

“Final Order” means the final Order of the Court granted May 26, 2023, approving the Arrangement, a copy of which is annexed as Appendix ”E” – Final Order to this Information Circular;

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“Fiscal 2022” means the fiscal year ended December 31, 2022;

“Grant Date” means the date on which Options are granted;

“Holder” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – General” in this Information Circular;

“Independent Directors” has the meaning ascribed to such term in Appendix ”A” – Form 58-101F1 – Corporate Governance Disclosure;

“Information Circular” means the information circular of SNDL dated June 16, 2023;

“Interim Order” means the interim Order of the Court granted June 21, 2022, which provides for, among other things, the calling and holding of the Meeting;

“Intermediary” means, collectively, a broker, financial institution, trustee, nominee or other intermediary;

“IRS” means the U.S. Internal Revenue Service;

“KPMG” means KPMG LLP, Chartered Professional Accountants;

“Lot” means, in respect of any class or series of shares, fifteen (15) of the applicable shares, as determined by the Board on or about June 16, 2023;

“Majority Voting Policy” means the Corporation's majority voting policy;

“Mandatory Deferred Retainer Amount” has the meaning ascribed to such term in Appendix ”A” – Form 51-102F6 – Statement of Executive Compensation;

“Management Designee” means the persons named in the enclosed Proxy Form or VIF, being directors and/or officers of SNDL;

“Meeting” means the annual meeting of Shareholders to be held on July 27, 2023 at 9:00 a.m. (Calgary time);

“Nasdaq” means Nasdaq Capital Market;

“NEO” means a named executive officer;

“New SNDL Shares” means the common shares to be created pursuant to the Amended Plan of Arrangement;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board;

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“Nominating and Corporate Governance Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibilities of the Nominating and Corporate Governance Committee;

“Notice of Meeting” means the notice of annual meeting enclosed with this Information Circular;

“Notice of Meeting Date” means the first announcement of an annual meeting date of Shareholders;

“Notice of Nomination” means a notice submitted by a Shareholder, pursuant to the Advance Notice Provisions, nominating a director;

“Nova” means Nova Cannabis Inc.;

“Nova Fractional Share Value” means the product of the Nova Share Ratio multiplied by Distribution Determination Date Value;

“Nova Share Ratio” means the amount obtained by dividing the total number of Distributed Nova Shares by the total number of issued and outstanding Common Shares owned by Eligible Shareholders as of the Distribution Determination Date;

“Nova Shares” means the common shares of Nova;

“Nova Strategic Partnership Transaction” means, collectively, the series of transactions contemplated by the implementation agreement between the Corporation and Nova dated December 20, 2022, as amended on April 3, 2023 and June 16, 2023, pursuant to which the Corporation and Nova intend to establish a strategic partnership in the Canadian retail cannabis industry (which, for the avoidance of doubt, includes the Arrangement);

“Odyssey” means Odyssey Trust Company;

“Options” means the stock options of SNDL granted pursuant to the Stock Option Plan;

“Order” means collectively: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

“Original Plan of Arrangement” means the original statutory plan of arrangement involving the Corporation and the Shareholders described in the 2022 Circular that received the requisite approval of the Shareholders at the 2022 Meeting;

“Participant” means an eligible participant under the Stock Option Plan;

“Pathway” means Pathway RX Inc.;

“Porto” means Porto Energy Corp.;

“Proxy Form” means the form of proxy for Common Shares;

“PSUs” means the performance share units of SNDL granted pursuant to the Restricted and Performance Share Unit Plan;

“Record Date” means June 12, 2023;

“Registered Shareholders” means a person whose name appears on the register of Shareholders as an owner of Common Shares;

“Registrar” means the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

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“Renewal Policy” means the board renewal policy adopted by the Board;

“Restricted and Performance Share Unit Plan” means the restricted and performance share unit plan adopted by SNDL;

“RSUs” means the restricted share units of SNDL granted pursuant to the Restricted and Performance Share Unit Plan;

“SEC” means the United States Securities Exchange Commission;

“SEDAR” means the system for electronic document analysis and retrieval;

“Separation from Service” has the meaning ascribed to such term in Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation;

“Share Units” means, collectively, the RSUs and the PSUs;

“Shareholders” means holders of Common Shares of SNDL;

“SNDL Annual MD&A” means the management's discussion and analysis of SNDL dated May 12, 2023 for the year ended December 31, 2022;

“SNDL Financial Statements” means the audited consolidated financial statement of SNDL for the years ended December 31, 2022 and December 31, 2021 and the auditors’ report thereon;

“Sonde” means Sonde Resources Corp.;

“Stock Option Plan” means the stock option plan adopted by SNDL;

“subsidiaries” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions;

“SUP Participants” means employees, officers and consultants of SNDL and its subsidiaries who are eligible to participate in the Restricted and Performance Share Unit Plan;

“Tax Act” means the Income Tax Act (Canada);

“Termination Event” means an Eligible Director's death, retirement, or resignation;

“Third Party Proxyholder” means a person who a shareholder may choose to represent them at the Meeting, as proxyholder, other than the Management Designees;

“Treasury Regulations” means the final, temporary and proposed Treasury Regulations under the Code;

“TSX” means the Toronto Stock Exchange; and

“VIF” means the voting instruction form sent to Beneficial Shareholders in respect of the Meeting.

SOLICITATION OF PROXIES

This Information Circular is furnished by the management of SNDL to Shareholders in connection with the solicitation of proxies to be voted at the Meeting.

SNDL is hosting its meeting in a virtual-only format. SNDL encourages all Shareholders to virtually attend the Meeting.

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The Meeting, and any adjournment or postponement thereof, for the purposes set forth in the Notice of Meeting will be held on July 27, 2023 at 9:00 a.m. (Toronto time) as a virtual-only Meeting via live audio webcast online at https://web.lumiagm.com/446232042.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below. Beneficial Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the VIF sent to you, and must follow all of the applicable instructions provided by your intermediary. For additional information on how to attend and vote at the Meeting, see “Appointment of Proxy” and “How do I Attend and Participate in the Meeting?” in this Information Circular.

The information contained herein is provided as of the Record Date, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by SNDL or the management of SNDL. Unless otherwise indicated herein, all dollar amounts are expressed in Canadian dollars. All references to “$” are to Canadian dollars.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of the Corporation. The Corporation will bear the costs incurred in the preparation and dissemination of the enclosed Proxy Form or VIF, as applicable, Notice of Meeting and this Information Circular. In addition to mailing the Proxy Forms and VIFs (subject to the Corporation’s use of Notice-and-Access (as defined below) in respect of delivery to Beneficial Shareholders), proxies may be solicited by personal interviews, or by other means of communication, by directors, officers and employees of the Corporation who will not be remunerated therefor.

NOTICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's Intermediary. Common Shares held by Intermediaries or their nominees generally can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are generally prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Proxy Form; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.

The majority of Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the VIF to Broadridge by mail, phone or online. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge's dedicated voting website (each as noted on the VIF) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

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Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

A Beneficial Shareholder receiving a VIF from Broadridge or a form of proxy from an organization other than Broadridge cannot use it to vote Common Shares directly at the Meeting. A Beneficial Shareholder who wishes to vote directly at the Meeting must have themselves appointed as proxy by the Registered Shareholder by following the instructions in the voting instruction or form of proxy.

The Corporation will not pay for proximate Intermediaries to forward the proxy related materials and the VIF to objecting beneficial owners under NI 54-101 and accordingly, objecting beneficial owners will not receive such materials unless their intermediary assumes the cost of delivery.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Notice of Meeting, the Information Circular, and the Proxy Form or VIF (as applicable) (collectively, the “Meeting Materials”) to Beneficial Shareholders for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials to Beneficial Shareholders over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Beneficial Shareholders will receive a VIF enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Beneficial Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Beneficial Shareholders are reminded to view the Meeting Materials prior to voting or causing their votes to be cast. Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com or on the website of Odyssey, the Corporation’s Canadian transfer agent and registrar, at https://odysseytrust.com/client/sndl-inc/. The Meeting Materials will remain posted on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules

.

Beneficial Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call the Corporation’s Canadian transfer agent and registrar, Odyssey, toll free at 1-888-290- 1175 (within North America) or 1-587-885-0960 (outside North America). The Corporation is providing paper copies of its Information Circular only to its Registered Shareholders.

Obtaining Paper Copies of Meeting Materials

Shareholders may request to receive paper copies of the materials by mail at no cost. Requests for paper copies must be received by July 13, 2023, for the paper copy to be delivered in advance of the Meeting. Shareholders may request a paper copy of the materials up to one year from the date the materials were filed on SEDAR.

For more information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, please contact our Canadian transfer agent, Odyssey Trust Company, via their website at www.odysseycontact.com or by phone at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America).

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RECORD DATE

Only Shareholders of record on June 12, 2023 are entitled to notice of, to attend and to vote at the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee, not later than ten (10) days before the Meeting, establishes ownership of the Common Shares and requests that the transferee's name be included on the list of Shareholders in accordance with the ABCA.

APPOINTMENT OF PROXY

As a Shareholder submitting a Proxy Form or VIF you have the right to appoint a person (who need not be a Shareholder) to represent you at the Meeting other than the person or persons designated in the Proxy Form or VIF furnished by the Corporation. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Proxy Form and strike out the other names or submit another appropriate proxy. You must also follow the instructions set out below.

The following applies to Third Party Proxyholders, other than the Management Designees, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

In order to be effective, the Proxy Form must be mailed so as to be deposited with the Corporation's Canadian transfer agent, Odyssey at Traders Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment or postponement thereof. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. Failure to complete or deposit the Proxy Form properly may result in its invalidation. The time limit for the deposit of Proxy Forms may be waived by the Board at its discretion without notice.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their Proxy Form or VIF (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Proxy Form or VIF (as applicable). Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. Registration may be completed as follows:

•	Step 1: Submit your Proxy Form or VIF: To appoint a Third Party Proxyholder, insert such person's name in the blank space provided in the Proxy Form or VIF (if permitted) and follow the instructions for submitting such Proxy Form or VIF. This must be completed prior to registering such Third Party Proxyholder, which is an additional step to be completed once you have submitted your Proxy Form or VIF. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder. See “Legal Proxy - US Beneficial Shareholders Only” below for additional details.

•	Step 2: Register your proxyholder: To register a Third Party Proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 9:00 a.m. (Calgary time) on July 25, 2023, which must provide Odyssey with the required Third Party Proxyholder contact information, the number of Common Shares appointed, the name in which the Common Shares are registered if the Shareholder is a Registered Shareholder, or the name of the broker where the Common Shares are held if the Shareholder is a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

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If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your Third Party Proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as Third Party Proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I Attend and Participate in the Meeting?” in this Information Circular.

Legal Proxy – US Beneficial Shareholders Only

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How do I Attend and Participate in the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 9:00 a.m. (Toronto time) on July 25, 2023.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to the Corporation's Canadian transfer agent, Odyssey Trust Company at Traders Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment or postponement thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)	attending the Meeting online and voting or withholding from voting the Registered Shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION BY PROXY

The persons named in the Proxy Form will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to the matter to be acted upon, your Common Shares will be voted accordingly. The Proxy Form confers discretionary authority on persons named therein with respect to:

(a)	each matter identified therein for which a choice is not specified;
(b)	any amendment to or variation of any matter identified herein; and
(c)	any other matter that properly comes before the Meeting.

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In respect of a matter for which a choice is not specified in the Proxy Form, the persons named in the Proxy Form will vote the Common Shares represented by the Proxy Form for the approval of such matter.

At the time of printing of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy Form to vote the Common Shares represented thereby in accordance with their best judgment on such matters.

HOW DO I ATTEND AND PARTICIPATE IN THE MEETING?

SNDL is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Meeting online enables Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. All such Registered Shareholders and duly appointed proxyholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors of the Corporation, as well as other Shareholders. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/446232042. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

(i) Registered Shareholders: The Control Number located on the Proxy Form (or in the email notification you received) is the username. The password to the Meeting is “sndl2023” (case sensitive). If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will need to attend the Meeting as a guest and will not be able to participate at the Meeting online.

(ii) Duly appointed proxyholders: Odyssey will provide the proxyholder with a Control Number (username) by e-mail after the proxy submission deadline has passed. The password to the Meeting is “sndl2023” (case sensitive). Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed Proxy Form or VIF AND register the proxyholder. See the section entitled “Appointment of Proxy” above in this Information Circular.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, will be able to attend as a guest and listen to the webcast as set out below, but will not be able to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://web.lumiagm.com/446232042 and select “Join as a Guest” when prompted.

If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Board has fixed June 12, 2023 as the Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting, and at any adjournment or postponement thereof, except to the extent that a Shareholder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value. As of the Record Date, there were 260,257,419 Common Shares issued and outstanding. Each Common Share carries the right to one (1) vote on all matters to be acted upon at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns directly or indirectly, or exercises control or direction over, ten percent (10%) or more of the votes attached to the Common Shares.

QUORUM AND APPROVAL REQUIREMENTS

Under the Corporation's by-laws, a quorum for the transaction of business at any meeting of Shareholders is at least two (2) persons holding or representing by proxy not less than twenty-five percent (25%) of the issued and outstanding Common Shares entitled to vote at the meeting. A properly executed Proxy Form or vote by internet will result in a Shareholder being considered part of the quorum.

Under the Corporation's by-laws and the ABCA, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All matters, to be considered at the Meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution at the Meeting or by proxy.

PARTICULARS OF THE MATTERS TO BE ACTED UPON AT THE MEETING

1.	Receipt of Financial Statements and Auditors' Report

The SNDL Financial Statements can be found on SEDAR at www.sedar.com under the Corporation's profile. The SNDL Financial Statements will be placed before the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be take.

2.	Fixing the Number of Directors

At the Meeting, the Shareholders will be asked to pass an ordinary resolution that the number of directors to be elected at the Meeting to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed, subject to the Articles and by-laws of the Corporation, be set at six (6).

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of a resolution fixing the number of directors to be elected at the Meeting at six (6).

3.	Election of Directors

The Articles of the Corporation provide for a minimum of three directors and a maximum of 12 directors. All current directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment or postponement thereof.

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The six (6) Director Nominees of the Corporation to serve until the next annual meeting of Shareholders, or any adjournment or postponement thereof, are as follows:

J. Gregory Mills	Zachary George
Greg Turnbull	Bryan D. Pinney
Lori Ell	Frank Krasovec

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of the Director Nominees to the Board. Management does not contemplate that any of the Director Nominees will be unable to serve as a director. However, if for any reason any of the Director Nominees does not stand for election or is unable to serve as such, the Management Designees, if named as proxyholder, reserve the right to vote for any other nominee for director in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of that particular Director Nominee.

Majority Voting Policy

The Corporation has the Majority Voting Policy in effect. In the event that a nominee for election as a director of the Corporation does not receive a greater number of votes “for” than votes “withheld”, such nominee will be expected to offer to tender his or her resignation to the Chairman promptly following the Meeting. The Nominating and Corporate Governance Committee will then consider such offer and make a recommendation to the Board about whether to accept or reject the resignation. The Board will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the Meeting. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered.

Advance Notice Provisions

The Corporation has Advance Notice Provisions to ensure that directors and management of the Corporation and Shareholders receive adequate notice of director nominations and sufficient information about the nominees to make an informed decision when electing directors at the Meeting and to facilitate orderly and efficient meetings of Shareholders. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions are eligible for election as directors of the Corporation.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a director must submit a Notice of Nomination to the corporate secretary of the Corporation: (i) in the case of an annual meeting, at least 30 days before the date of such annual meeting; provided, however, if Notice of Meeting Date is less than 50 days before the date of such annual meeting, the Notice of Nomination must be submitted not later than the close of business on the tenth (10th) day after the Notice of Meeting Date; and (ii) in the case of a special meeting, which is not also an annual meeting, called for the purpose of electing directors, whether or not the special meeting is also called for other purposes, the Notice of Nomination must be submitted not later than the close of business on the 15th day after the first announcement of such special meeting date. Further details regarding the Advance Notice Provisions are available on the Corporation's SEDAR profile at www.sedar.com.

4.	Appointment of an Auditor

At the Meeting, Shareholders will be asked to re-appoint Marcum LLP, Independent Registered Public Accountants, of 730 Third Avenue, 11th Floor, New York, NY 10017, as the auditor of the Corporation, to serve until the close of the next annual meeting of Shareholders, and to authorize the directors of the Corporation to fix their remuneration.

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Marcum LLP has advised the Corporation that they are independent with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission, and the requirements of the Public Company Accounting Oversight Board.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the re-appointment of Marcum LLP as the auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the directors of the Corporation.

5.	Update on the Arrangement

On May 26, 2023, the Albert Court of King’s Bench granted the Final Order approving the Arrangement contemplated by the Amended Plan of Arrangement.

Previously, the Corporation was granted an Interim Order in respect of the Original Plan of Arrangement on June 21, 2022, which contemplated, among other things, the distribution by the Corporation of the Distributed Nova Shares to all of the Shareholders on a pro rata basis. The Interim Order permitted the terms of the Original Plan of Arrangement to be amended by the Corporation in any manner as may be determined to be necessary or desirable, provided that such amendments were made in accordance with and in the manner contemplated by the Original Plan of Arrangement.

The Shareholders subsequently approved the Original Plan of Arrangement, by special resolution, at the 2022 Meeting, provided that the transactions contemplated thereby would be completed no later than one year following the date of approval by the Shareholders (i.e., July 25, 2023). The Corporation informed shareholders prior to the 2022 Meeting that it is possible that completion may be delayed beyond July 25, 2023.

On December 20, 2022, the Corporation entered into an implementation agreement with Nova, as amended on April 3, 2023 and June 16, 2023, pursuant to which the Corporation and Nova agreed to complete the Nova Strategic Partnership Transaction. As part of the Nova Strategic Partnership Transaction, the Corporation agreed to amend certain terms of the Original Plan of Arrangement and to complete the Arrangement. A copy of the implementation agreement (and all amendments thereto) contemplating the Nova Strategic Partnership Transaction, as filed on December 28, 2022 and April 10, 2023, can be accessed under the Corporation’s profile on SEDAR at www.sedar.com.

On May 19, 2023, in connection with the Nova Strategic Partnership Transaction, the Corporation amended and restated the Original Plan of Arrangement in accordance with its terms through the approval of the Amended Plan of Arrangement to, among other things: (i) reflect the amalgamation of the Corporation with its wholly-owned subsidiary, Alcanna Inc., effective as of January 1, 2023; and (ii) provide that, under the Arrangement, certain Shareholders will be entitled to receive Nova Shares and all other Shareholders will be entitled to receive cash in lieu of Nova Shares (rather than all Shareholders receiving Nova Shares).

More specifically, under the terms of the Amended Plan of Arrangement, among other things, (i) the Shareholders who would have been entitled to receive at least one (1) Lot of Nova Shares if the Distributed Nova Shares had been distributed to all Shareholders on a pro rata basis based upon the number of Common Shares held thereby on the Distribution Determination Date (such Shareholders being the Eligible Shareholders) will receive Nova Shares with the New SNDL Shares to which they were entitled under the Original Plan of Arrangement, and (ii) all Shareholders other than the Eligible Shareholders will receive, together with their New SNDL Shares, cash in lieu of the fractional Nova Shares that they would have been entitled to receive had the Distributed Nova Shares been distributed to all Shareholders on a pro rata basis. All other terms of the Amended Plan of Arrangement remain substantially similar to those of the Original Plan of Arrangement. Pursuant to the Amended Plan of Arrangement, the Board determined that a “Lot” of Nova Shares will be equal to 15 Nova Shares.

The Corporation expects to complete the Arrangement before July 25, 2023. Due to certain circumstances (including matters related to the Nova Strategic Partnership Transaction), and as indicated in the 2022 Circular, it is possible that completion of the Arrangement may be delayed beyond the deadline of July 25, 2023.

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The Corporation intends to complete the Arrangement prior to the deadline of July 25, 2023, but no assurance can be made that such timing will be achieved, in which case the Corporation will endeavour to complete the Arrangement as soon as reasonably practicable. It is also possible that the Board determines not to proceed with the Arrangement at all—there is no guarantee the Corporation will complete the Arrangement.

The Board may exercise their discretion to complete Arrangement where they determine that to do so would be in the best interests of the Corporation, including (without limitation) to provide the Corporation with additional flexibility in the event any condition to the completion of the Nova Strategic Partnership Transaction remains unsatisfied as of July 25, 2023. The Board may also determine not to complete the Arrangement at all.

Also see “Update on the Arrangement” in this Information Circular for additional details.

6.	Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR NOMINEES

The following is a brief description of the Director Nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, date first elected or appointed as a director, membership on committees of the Board as at June 12, 2023, attendance at Board and Committee meetings during 2022, directorships of other public entities, and votes for and withheld at the 2022 Meeting. Also indicated for each Director Nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on the Record Date, the value of such Common Shares and share equivalents as at that date and whether such director meets the shareholding requirements, further details of which are set forth under Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation.

The Board has determined that all Director Nominees, with the exception of Zachary George, are independent within the meaning of NI 58-101. For more information regarding director independence, see Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation.

As of the Record Date, the Director Nominees beneficially own, directly and indirectly, or exercise control or direction over 463,242 Common Shares, being approximately 0.2% of the issued and outstanding Common Shares.

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Greg Mills, B.Sc.
Toronto, Ontario, Canada Director Age: 61 Director Since: June 2019 Independent	Membership	2022 Attendance Record
	Board (Chair)	11 of 11 (100%)
	Audit Committee	4 of 4 (100%)
	Compensation Committee (Chair)	4 of 4 (100%)
Current Public Board Directorships
Public Boards
Frontier Lithium Inc.
Voting Results of 2022 Meeting
	Number of Votes	% of Votes
	244,538,362 Votes For 63,980,594 Votes Withheld	79.26 20.74
Common Shares and Share Equivalents
Number
736 Common Shares 884,484 Deferred Share Units 8,000 Common Share Purchase Warrants
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	81.8%	July 2024

Mr. Mills has been an independent businessman since June 2019 when he retired as the Head of Global Equities at RBC Dominion Securities Inc. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets' Global Equities division and on RBC Capital Markets' Spending and Global Risk committee. Mr. Mills is currently a director of Frontier Lithium Inc. and was previously a director of RBC USA Holdco Corporation and Filament Health Corp. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

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Zachary George, BA, JD
New Canaan, Connecticut, United States Director, CEO Age: 45 Director Since: November 2019 Not Independent	Membership	2022 Attendance Record
	Board	11 of 11 (100%)
Current Public Board Directorships
Public Boards
Trez Capital Junior Mortgage Investment Company
Nova Cannabis Inc.
Voting Results of 2022 Meeting
	Number of Votes	% of Votes
	271,834,592 Votes For 36,684,366 Votes Withheld	88.11 11.89
Common Shares and Share Equivalents
Number
409,506 Common Shares 2,500 Deferred Share Units 3,733,333 Restricted Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	256%(1)	January 2025

(1)           Mr. George is an “excluded director” and as such, is not subject to the director shareholding requirements; however, Mr. George is subject to the executive officer shareholding requirements.

Mr. George has been the CEO of SNDL since January 2020. Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC in December 2006 and currently serves as a trustee and director on the boards of Nova Cannabis Inc., as Chairman, and Trez Capital Junior Mortgage Investment Company. He previously served on the board of Cominar Real Estate Investment Trust and as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc. and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, to effect corporate action and implement governance policies aimed at maximizing shareholder value.

He holds a Bachelor of Arts degree from Simon Fraser University and a Juris Doctor degree from Brooklyn Law School.

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Gregory Turnbull KC, B.A. (Hons), LLB
Calgary, Alberta, Canada Director Age: 68 Director Since: October 2018 Independent	Membership	2022 Attendance Record
	Board	11 of 11 (100%)
	Nominating and Corporate Governance Committee (Chair)	4 of 4 (100%)
Current Public Board Directorships
Public Boards
Sleeping Giant Capital Corp. Alberta Health Services
Voting Results of 2022 Meeting
	Number of Votes	% of Votes
	275,055,211 Votes For	89.15
	33,463,745 Votes Withheld	10.85
Common Shares and Share Equivalents
Number
48,000 Common Shares 9,600 Common Share Purchase Warrants 347,317 Deferred Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	74.3%	September 2024

Mr. Turnbull currently serves as a Strategic Advisor to Fasken, a leading national Canadian law firm, and as the Board Chair of Alberta Health Services. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP where he practiced from July 2002 to December 2020. Mr. Turnbull is currently a director of Sleeping Giant Capital Corp. and has previously served as an officer or director of many other public and private companies, including as chair of the Calgary Zoo. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queen's University and a Bachelor of Laws degree from the University of Toronto.

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Bryan Pinney, BBA (hons), FCA, CBV, ICD.D
Calgary, Alberta, Canada Director Age: 70 Director Since: December 2019 Independent	Membership	2022 Attendance Record
	Board	11 of 11 (100%)
	Audit Committee (Chair)	4 of 4 (100%)
	Compensation Committee	4 of 4 (100%)
	Nominating and Corporate Governance Committee	4 of 4 (100%)
Current Public Board Directorships
Public Boards
North American Construction Group Ltd.
TransAlta Corporation
Voting Results of 2022 Meeting
	Number of Votes	% of Votes
	243,544,594 Votes For 64,974,363 Votes Withheld	78.94 21.06
Common Shares and Share Equivalents
Number
368,402 Deferred Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	78.8%	December 2024

Mr. Pinney has been the principal of Bryan D. Pinney Professional Corporation since June 1, 2015, which provides financial advisory and consulting services. Mr. Pinney is currently a director of TransAlta Corporation and North American Construction Group Ltd. Mr. Pinney serves on the Audit and Risk Committee and Human Resources Committee of Transalta Corporation and the Audit Committee and Human Resources & Compensation Committee of North American Construction Group Limited.

Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011 and as Vice-Chair until June 2015. Mr. Pinney is a past member of Deloitte LLP's Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Canadian Institute of Corporate Directors and a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.

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Lori Ell
Calgary, Alberta, Canada Director Age: 57 Director Since: July 2021 Independent	Proposed Membership	2022 Attendance Record
	Board	11 of 11 (100%)
	Audit Committee	4 of 4 (100%)
	Compensation Committee	4 of 4 (100%)
	Nominating and Corporate Governance Committee	4 of 4 (100%)
Current Public Board Directorships
Public Boards
None
Voting Results of 2022 Meeting
	Number of Votes	% of Votes
	243,674,490 Votes For 64,844,468 Votes Withheld	78.98 21.02
Common Shares and Share Equivalents
Number
5,000 Common Shares[1] 259,023 Deferred Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	55.4%	June 2026

Ms. Ell joined the Board in July 2021. Ms. Ell has been President at Growing Ideas since 2013, a business consulting practice located in Calgary, Alberta. and served as Interim President and CEO of AgJunction Inc. from December 5, 2019 through January 30, 2020. Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start up, and midmarket companies in diverse industries including food manufacturing, and technology.  Ms. Ell sits on the board of directors of the Sawridge Group. She is a director on two (2) Canadian Federal Departmental Audit Committees: Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada. Previously, Ms. Ell served as chair of the board of AgJunction Inc., where she previously held interim president and CEO roles. Ms. Ell has also served on a number of other retail and food processing boards. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was Chief Financial Officer for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor or Management degree and holds an ICD.D designation from the Institute of Corporate Directors.

1 The Common Shares held by Ms. Ell are held by a company, the shares of which are 50% beneficially owned by Ms. Ell.

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Frank Krasovec
Austin, Texas, United States Director Age: 78 Director Since: January 2023 Independent	Membership	2022 Attendance Record
	Board	N/A
	Audit Committee	N/A
	Compensation Committee	N/A
	Nominating and Corporate Governance Committee	N/A
Current Public Board Directorships
Public Boards
DPC Dash Ltd.
Voting Results of 2022 Meeting
	Number of Votes	% of Votes
	N/A N/A	N/A N/A
Common Shares and Share Equivalents
Number
— Deferred Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	—%	January 2028

Mr. Krasovec joined our board of directors in January 2023. Mr. Krasovec is an experienced entrepreneur who has founded companies in multiple industries, including media/telecommunications, promotional products, energy products and services and real estate development and management. Mr. Krasovec is currently the CEO of Norwood Investments, a position he has held for over forty years, and is also co-founder and chairman of DPC Dash Ltd., a Hong Kong Stock Exchange listed company which owns and operates approximately 600 Domino’s Pizza stores in China, since inception in 2011. Mr. Krasovec co-founded TopGolf China and Southeast Asia, a golfing and entertainment complex in 2016, and has been a director and on the executive committee since 2019. Mr. Krasovec is also an advisor to Hidden Star, a professionally managed fund that will invest in minority and woman owned businesses. Mr. Krasovec currently serves on the boards of Southwestern University and the Austin Theater Alliance. Mr. Krasovec received his MBA degree from Ohio University in 1966 and his bachelor’s degree in business from Ohio University in 1965.

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ORDERS, BANKRUPTCIES AND PENALTIES AND SANCTIONS

Orders

To the knowledge of management of the Corporation, except as set forth below, no director or proposed director of the Corporation is, or has been within the past ten (10) years, a director, CEO or chief financial officer of any company (including the Corporation in respect of which this Information Circular is being prepared) that:

(a)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, CEO or chief financial officer; or
(b)	was subject to an Order that was issued after the proposed director ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or chief financial officer.

Mr. Turnbull, a director of the Corporation, was a director of Sonde which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. Mr. Turnbull resigned as a director of Porto on May 30, 2014 following the decision by Porto's directors and management to wind-down Porto's operations due to capital constraints. Porto subsequently became subject to cease trade orders for failure to file periodic disclosure.

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Bankruptcies

To the knowledge of management of the Corporation, other than as disclosed in this Information Circular, no director or proposed director of the Corporation is, or has been within the past ten (10) years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Corporation, no director or proposed director of the Corporation is or has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Mr. Turnbull was a director of Sonde, a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. In addition, Mr. Turnbull was a director of Porto and resigned on May 30, 2014 following the decision by Porto's directors and management to wind down Porto's operations due to capital constraints.

Penalties and Sanctions

To the knowledge of management of the Corporation, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

UPDATE ON THE ARRANGEMENT

The description of the Arrangement set out below is qualified in its entirety by reference to the full text of the Amended Plan of Arrangement, a copy of which is attached as Schedule “A” to the Final Order annexed as Appendix ”F” – Final Order to this Information Circular. The Amended Plan of Arrangement should be read carefully in its entirety.

History of the Arrangement

On May 26, 2023, the Albert Court of King’s Bench granted the Final Order approving the Arrangement contemplated by the Amended Plan of Arrangement.

Previously, the Corporation was granted an Interim Order in respect of the Original Plan of Arrangement on June 21, 2022, which contemplated, among other things, the distribution by the Corporation of the Distributed Nova Shares to all of the Shareholders on a pro rata basis. The Interim Order permitted the terms of the Original Plan of Arrangement to be amended by the Corporation in any manner as may be determined to be necessary or desirable, provided that such amendments were made in accordance with and in the manner contemplated by the Original Plan of Arrangement. Further detail relating to the Arrangement (subject to the amendments described below) can be found in the 2022 Circular.

The Shareholders subsequently approved the Original Plan of Arrangement, by special resolution, at the 2022 Meeting, provided that the transactions contemplated thereby would be completed no later than one year following the date of approval by the Shareholders (i.e., July 25, 2023). The Corporation informed shareholders prior to the 2022 Meeting that it is possible that completion may be delayed beyond July 25, 2023.

On December 20, 2022, the Corporation entered into an implementation agreement with Nova, as amended on April 3, 2023 and June 16, 2023, pursuant to which the Corporation and Nova agreed to complete the Nova Strategic Partnership Transaction. As part of the Nova Strategic Partnership Transaction, the Corporation agreed to amend certain terms of the Original Plan of Arrangement and to complete the Arrangement.

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A copy of the implementation agreement (and all amendments thereto) contemplating the Nova Strategic Partnership Transaction, as filed on December 28, 2022 and April 10, 2023, can be accessed under the Corporation’s profile on SEDAR at www.sedar.com.

On May 19, 2023, in connection with the Nova Strategic Partnership Transaction, the Corporation amended and restated the Original Plan of Arrangement in accordance with its terms through the approval of the Amended Plan of Arrangement to, among other things: (i) reflect the amalgamation of the Corporation with its wholly-owned subsidiary, Alcanna Inc., effective as of January 1, 2023; and (ii) provide that, under the Arrangement, certain Shareholders will be entitled to receive Nova Shares and all other Shareholders will be entitled to receive cash in lieu of Nova Shares (rather than all Shareholders receiving Nova Shares)—further detail on the implemented amendments is provided below.

The Amended Plan of Arrangement

More specifically, pursuant to the Amended Plan of Arrangement, save and except for Common Shares in respect of which rights of dissent under the ABCA have been validly exercised in respect of the Arrangement (of which, none were exercised), the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)	subject to Article 4 of the Amended Plan of Arrangement, the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to SNDL (free and clear of all any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as Shareholders, other than the right to be paid the fair value of their Common Shares in accordance with Article 4 of the Amended Plan of Arrangement, and the names of such holders shall be removed from the register of Shareholders.
(b)	SNDL shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, with the following steps occurring in the following order,
(i)	the authorized share structure of SNDL shall be amended by:
A.	re-naming and re-designating all of the issued and unissued Common Shares as Class A Common Shares which shares shall have the same rights and restrictions as the Common Shares except that each Class A Common Share shall be entitled to two (2) votes at any meeting of Shareholders;
B.	creating an unlimited number of New SNDL Shares without par value with rights and restrictions identical to the Common Shares,

and SNDL's Articles shall be amended to reflect the amendments in Subsection (b)(i)(A) and (B) above.

(ii)	In the course of a reorganization of SNDL's capital and subject to adjustment as set out in Subsection (e) below:
A.	in respect of Shareholders that would have been entitled to receive more than one (1) Lot of Nova Shares if the Distributed Nova Shares were to be distributed to all Shareholders on a pro rata basis based upon the number of Common Shares held thereby on the Distribution Determination Date (such Shareholders being the “Eligible Shareholders”), each issued and outstanding Class A Common Share held by such Eligible Shareholder shall be exchanged for: (I) one (1) New SNDL Share; and (II) such number of Distributed Nova Shares as is equal to the Nova Share Ratio, multiplied by the total number of New SNDL Shares issued to such Eligible Shareholder pursuant to this Subsection (b)(ii)(A), and such Shareholders shall cease to be the holders of the Class A Common Shares so exchanged; and
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B.	in respect of Shareholders that would have been entitled to receive one (1) Lot or less of Nova Shares if the Distributed Nova Shares were to be distributed to all Shareholders on a pro rata basis based upon the number of Common Shares held thereby on the Distribution Determination Date, each issued and outstanding Class A Common Share held thereby shall be exchanged for: (I) one (1) New SNDL Share; and (II) an amount in cash as is equal to the Nova Fractional Share Value multiplied by number of New SNDL Shares held by such Shareholder, and such Shareholders shall cease to be the holders of the Class A Common Shares so exchanged.

The name of each Shareholder who is so deemed to exchange their Class A Common Shares, shall be removed from the central securities register of Class A Common Shares with respect to the Class A Common Shares so exchanged and shall be added to the central securities registers of New SNDL Shares as the holder of the number of New SNDL Shares deemed to have been received on the exchange; and

(iii)	Simultaneously with the step referred to in Subsection (b)(ii) above, the aggregate amount added to the stated capital of the New SNDL Shares will be equal to (i) the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the Class A Common Shares (excluding Common Shares held by Dissenting Shareholders) immediately prior to the exchange effected pursuant to Subsection (d) above, less (ii) the sum of the fair market value of the Distributed Nova Shares distributed pursuant to Subsection (b)(ii)(A) above at the time of distribution and the amount of cash distributed pursuant to (b)(ii)(B) above at the time of the distribution.
(c)	The Class A Common Shares, none of which will be allotted and issued once the step referred to in Subsection (b)(ii) above is completed, shall be cancelled and the authorized share capital of SNDL shall be diminished by deleting the Class A Common Shares as a class of shares, and SNDL's Articles shall be amended to reflect the foregoing change to its authorized share structure.
(d)	The Distributed Nova Shares transferred and/or the New SNDL Shares issued to the holders of the Class A Common Shares pursuant to Subsection (b)(ii) above, as applicable, will be registered in the names of the former holders of the Class A Common Shares.
(e)	The exchange ratio for the Distributed Nova Shares may be adjusted to ensure that the aggregate Distributed Nova Shares is distributed on a pro rata basis to the Eligible Shareholders (excluding Dissenting Shareholders) on the Distribution Determination Date.
(f)	Following the completion of the matters contemplated by Subsections (b) and (c), SNDL shall be authorized to do, and/or cause to be done, to any Distributed Nova Shares that are not distributed to the holders of the Class A Common Shares pursuant to Subsection (b)(ii) above (whether due to rounding down of such Distributed Nova Shares) all such things as SNDL determines to be necessary or desirable.
(g)	The exchanges, cancellations and transfers provided above shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time.

Nova Cannabis Inc.

Nova is one of Canada's largest and fastest growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns or operates 80 locations across Alberta, Ontario and Saskatchewan primarily under its Value Buds banner.

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The Nova Shares are traded on the TSX under the symbol “NOVC”. Nova's corporate services office is located at 101, 17220 Stony Plain Road NW, Edmonton, Alberta T5S 1K6.

Update on the Completion of the Arrangement

Now that all conditions of the Arrangement have been satisfied (including receipt of the Interim Order, the requisite approval of the Shareholders and the Final Order), the Arrangement will become effective on the date upon which the Board determines to proceed with the Arrangement and the filings required under the ABCA have been filed with the Registrar. It is expected that the Arrangement will be effected in connection with the completion of the Nova Strategic Partnership Transaction; however, it is possible that the Board determines not to proceed with the Arrangement, including if the Nova Strategic Partnership Transaction is not itself completed.

Due to certain circumstances (including matters related to the Nova Strategic Partnership Transaction), and as indicated in the 2022 Circular, it is possible that completion of the Arrangement may be delayed beyond July 25, 2023. The Corporation expects to complete the Arrangement prior to the deadline of July 25, 2023, but no assurance can be made that such timing will be achieved, in which case the Corporation will endeavour to complete the Arrangement as soon as reasonably practicable. It is also possible that the Board determines not to proceed with the Arrangement at all—there is no guarantee the Corporation will complete the Arrangement.

The Board may exercise their discretion to complete Arrangement where they determine that to do so would be in the best interests of the Corporation, including (without limitation) to provide the Corporation with additional flexibility in the event any condition to the completion of the Nova Strategic Partnership Transaction remains unsatisfied as of July 25, 2023. The Board may also determine not to complete the Arrangement at all.

Consultation with Advisors

The Corporation encourages the Shareholders to consult with their legal and tax advisors should they have any questions in respect of the possible legal and tax consequences to them resulting from the completion of the Arrangement. Nothing in this Information Circular constitutes legal or tax advice in respect of any matter being considered at the Meeting.

Risk Factors

Shareholders should carefully consider the risks and uncertainties related to the Arrangement, including those associated with the businesses of the Corporation and Nova included in the other public filings of the Corporation and Nova on SEDAR (including the 2022 Circular). If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise described herein, no director or officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors, except as set forth below.

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other similar arrangements in place.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, Executive Officers or employees of the Corporation or any of its subsidiaries, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2022, indebted to the Corporation.

INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director, Executive Officers, or informed persons (as such terms are defined in NI 51-102), and no associate or affiliate of any of them, has or has had any material interest in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation.

On December 20, 2022, the Corporation entered into an implementation agreement with Nova, as amended on April 3, 2023 and June 16, 2023, pursuant to which the Corporation and Nova agreed to complete the Nova Strategic Partnership Transaction. Zachary George, as a director of Nova and the CEO and a director of the Corporation, has a material interest in the proposed Nova Strategic Partnership Transaction.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found by visiting the Corporation's website at: www.sndl.com. In addition, more information, including additional financial information which is provided in the SNDL Annual MD&A and the SNDL Financial Statements, can be found on the Corporation's SEDAR profile at www.sedar.com and on SNDL's EDGAR profile at www.sec.gov. Shareholders may contact the Corporation to request a copy of the Annual Report. Any such request should be directed to:

#300, 919 – 11th Avenue SW
Calgary, Alberta T2R 1P3

Telephone: +1.844.249.6746
Email: info@sndl.com

Information contained or otherwise accessible through the Corporation's website at www.sndl.com does not form a part of this Information Circular and is not incorporated into this Information Circular.

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Appendix “A”

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

General

The Board is comprised of six (six) members, the majority of which are independent according to the definition of “independence” set out in NI 58-101 as it applies to the Board. Greg Mills, Gregory Turnbull, Lori Ell, Bryan Pinney and Frank Krasovec are independent (the “Independent Directors”). Zachary George is not independent by reason of the fact that he is SNDL's CEO. The Board is chaired by Greg Mills, an independent director.

The Independent Directors meet in private sessions, outside the presence of management or any other director, at each regular meeting of the Board. Such private sessions may also be called ad hoc.

Certain members of the Board are presently directors of other public companies. See “Director Nominees” in this Information Circular regarding the identity of those companies and the relevant Board members.

Committees of the Board

The Board currently has three committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Nominating and Corporate Governance Committee. The Audit Committee is comprised of Bryan Pinney (Chair), Greg Turnbull and Lori Ell. The Compensation Committee is comprised of Lori Ell (Chair), Frank Krasovec and Bryan Pinney. The Nominating and Corporate Governance Committee is comprised of Gregory Turnbull (Chair), Greg Mills and Frank Krasovec.

Attendance

The table below shows the number of Board and committee meetings held since January 1, 2022 up to the date of this Information Circular and the overall attendance. Quorum for Board meetings is a majority of directors and the directors are expected to attend all of the meetings of the Board and the committees they are members of, unless there are extenuating circumstances.

	Number of meetings	Overall meeting attendance (%)
Board	14	100%
Audit Committee	7	100%
Compensation Committee	7	100%
Nominating and Corporate Governance Committee	7	100%

See “Director Nominees” in this Information Circular for the attendance record of each director at Board and Committee meetings during Fiscal 2022.

Serving as a director

The Corporation and the Board expect directors to conduct themselves professionally, with integrity and always in the best interests of SNDL.

A director must commit the necessary time to their duties as a director and the Corporation expects directors to attend all Board and Committee meetings, if applicable, except in extenuating circumstances.

A director who has a material interest in a matter before the Board or any Committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board or any Committee on which he or she serves, such director may be required to abstain himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant statutory provisions regarding conflicts of interest.

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, the director must notify the chair of the Nominating and Corporate Governance Committee. The chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the Nominating and Corporate Governance Committee. As part of its review, the Nominating and Corporate Governance Committee considers whether there are circumstances that could impair the director's ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director's ability to devote the time and commitment necessary. The Corporation expects the director to resign if the change creates a conflict of interest, or affects the Corporation's ability to comply with legal or regulatory requirements or its internal policies.

Mandate of the Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation, including providing guidance and strategic oversight to management. The Board has adopted the Board Mandate that details the responsibilities of the Board, including the following:

•	appointing the CEO;
•	developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives;
•	taking steps to satisfy itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization;
•	reviewing and approving the Code of Conduct and reviewing and monitoring compliance with the Code of Conduct and enterprise risk management processes;
•	reviewing and approving management's strategic and business plans and the Corporation's financial objectives, plans and actions, including significant capital allocations and expenditures; and
•	reviewing and approving material transactions not in the ordinary course of business.

The full text of the Board Mandate is attached as Appendix ”D” – Board Mandate, to this Information Circular.

Position Descriptions

The Board has adopted written terms of reference for the Chairman setting out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings, setting Board meeting agendas and carrying out any other or special assignments or any functions as may be requested by the Board or management, as appropriate.

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The Board has also adopted written terms of reference for the chairs of each of the Committees which set out each of the Committee chair's key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

The Board has adopted written position descriptions for the role of CEO and the role of Chairman. Among other responsibilities, the Chairman shall: (i) set agendas for Board meetings, in consultation with the CEO; (ii) chair all meetings of the Board and the shareholders and ensure that all business required to come before such meetings is brought before the respective meeting; and (iii) provide the Board with leadership while maintaining a liaison and communication with all members of the Board and committee chairs, as applicable.

Orientation and Continuing Education

The Board has implemented an orientation program for new directors under which a new director will meet separately with the Chairman, members of the senior executive team and the corporate secretary.

The Nominating and Corporate Governance Committee is responsible for coordinating orientation and continuing director development programs relating to the committee's mandate. The Chairman is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the business of the Corporation remains current.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct that is applicable to all directors, officers, employees and consultants of the Corporation, including the and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act of 2002 and a “code” under NI 58-101. The code of conduct sets out fundamental values and standards of behavior that are expected from directors, officers and employees of the Corporation with respect to all aspects of SNDL's business. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation and honesty of the Corporation with a goal of honouring others' trust in the Corporation at all times as well as to deter wrongdoing and promote: (i) honest and ethical behavior and fair dealing by all of the Corporation's directors, officers, employees and consultants; (ii) full, fair, accurate, timely and understandable disclosure in filings with the SEC and other public communications; (iii) compliance with applicable governmental rules and regulations; and (iv) accountability for adherence to the Code of Conduct and prompt reporting of its violations.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or any other policy of the Corporation, or any unethical or questionable act or behavior, the Code of Conduct requires that all directors, officers, employees and consultants of the Corporation promptly report the violation or suspected CEO violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Corporation has adopted a whistleblowing policy containing procedures that are aimed to facilitate confidential and anonymous submissions of complaints.

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and recommending any necessary or appropriate changes to the Board for consideration. The Nominating and Corporate Governance Committee assists the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers therefrom (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the Audit Committee, or waivers applicable to the Corporation's directors or Executive Officers, which shall be subject to review by the Board as a whole).

The full text of the Code of Conduct is posted on the Corporation's SEDAR profile at www.sedar.com.

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Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Bryan Pinney and Lori Ell, and chaired by Gregory Turnbull, each of whom is independent for purposes of NI 58-101.

The Board has established a Nominating and Corporate Governance Committee Charter. The principal responsibilities and duties of the Nominating and Corporate Governance Committee include, but are not limited to:

•	identifying individuals qualified to become members of the Board;
•	selecting, or recommending that the Board select, director nominees for the next annual meeting of shareholders and determining the composition of the Board and the Committees;
•	developing and overseeing a process to assess the Board, the chairperson of the Board, the Committees including their chairpersons, individual directors and management of the Corporation; and
•	developing and implementing the Corporation's corporate governance guidelines.

In identifying new candidates for the Board, the Nominating and Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and its chairperson and all Committees and their chairpersons. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the Board, each Committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

The Nominating and Corporate Governance Committee reviews the Nominating and Corporate Governance Committee Charter on an annual basis.

Compensation Committee

The Compensation Committee is currently comprised of Lori Ell and Bryan Pinney, and chaired by Greg Mills, each of whom is independent for purposes of NI 58-101. For a description of the education and experience of each member of the Compensation Committee, see “Director Nominees” in this Information Circular.

The Board has established a Compensation Committee Charter. The Compensation Committee's purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include, but are not limited to:

•	reviewing executive compensation plans at least annually;
•	in the absence of the CEO, evaluating, at least annually, the CEO's performance in light of the goals and objectives established by Board and, based on such evaluation, providing recommendations to the Board regarding the CEO's annual compensation;
•	reviewing, at least annually, the evaluation process and compensation structure for the Corporation's Executive Officers and, in consultation with the CEO, reviewing the performance of the other Executive Officers of the Corporation in order to make recommendations to the Board with respect to the compensation for such officers; and
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•	reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment and termination of any incentive and/or equity-based incentive compensation plans (and the aggregate number of securities to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any such plans.

The Compensation Committee has the authority in its sole discretion and at the Corporation's expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant's, counsel's or adviser's independence.

The Compensation Committee reviews the Compensation Committee Charter on an annual basis.

Audit Committee

The Audit Committee is currently comprised of Greg Mills and Lori Ell, and chaired by Bryan Pinney, each of whom is independent for the purposes of section 1.4 of NI 52-110 and financially literate within the meaning of NI 52-110. For a description of the education and experience of each member of the Audit Committee, see “Director Nominees” in this Information Circular.

The Board has established an Audit Committee Charter, consistent with NI 52-110. The principal purpose of the Audit Committee is to oversee the accounting and financial reporting processes and audits of the Corporation and to assist the Board in discharging its oversight of:

•	the quality and integrity of the Corporation's financial statements and related information;
•	the independence, qualifications, appointment and performance of the Corporation's external auditor;
•	the Corporation's disclosure controls and procedures, internal control over financial reporting and management's responsibility for assessing and reporting on the effectiveness of such controls;
•	the Corporation's compliance with applicable legal and regulatory requirements; and
•	the Corporation's enterprise risk management processes.

The Audit Committee is directly responsible for the appointment, retention and compensation of external auditors and for considering their independence and any potential conflicts of interest. The Audit Committee has access to all books, records, facilities and personnel of the Corporation and is able to request any information about the Corporation as it may deem appropriate. The Audit Committee has the authority in its sole discretion and at the Corporation's expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

The Audit Committee reviews the Corporation's policies and procedures for reviewing and approving or ratifying related-party transactions set forth in the Corporation's Related Party Transaction Policy, and is responsible for reviewing and approving or ratifying all related-party transactions. The Audit Committee will review the Audit Committee Charter annually. The Audit Committee Charter is attached as Appendix ”C” – Audit Committee Charter, to this Information Circular.

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Pre-Approval Procedures for Non-Audit Services

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Corporation by the Corporation's independent registered public accounting firm. At least annually, the Audit Committee reviews and confirms the independence of the Corporation's external auditor, including by obtaining statements from the external auditor describing all relationships or services that may affect their independence and objectivity, and the Audit Committee is responsible for taking appropriate actions to oversee the external auditor.

External Auditor Service Fees

Aggregate fees billed by Marcum LLP, the Corporation's independent external auditors in the fiscal year ended December 31, 2022, were approximately $2,339,344 as detailed below. Aggregate fees billed by KPMG LLP, the Corporation’s independent external auditors in the fiscal year ended December 31, 2021, were approximately $2,800,190 as detailed below.

	Fees billed for the fiscal year ended
Service Retained	December 31, 2021	December 31, 2022
Audit fees(1)	$2,800,190	$2,305,624
Audit-related fees(2)	$—	$33,720
Tax fees(3)	$—	$—
All Other Fees(4)	$—	$—

Notes:

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)	“Audit-related fees” include fees for assurance and related services by the Corporation's independent auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements other than those included in “Audit Fees”.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” includes the aggregate fees billed in each of the Corporation's last two (2) fiscal years for products and services provided by the Corporation's independent auditor, other than the services reported under (1), (2) and (3) above.

Director Term Limits and Other Mechanisms of Board Renewal

On May 11, 2021, the Board adopted the Renewal Policy to recognize that periodic board renewal may offer the benefit of introducing new perspectives, ideas, diverse views and experience. Pursuant to the Renewal Policy, each non-executive director of the Corporation will be deemed to submit their resignation on the date that is ten (10) years from the date such individual began serving as a non-executive director. The Nominating and Corporate Governance Committee will then make a recommendation to the Board to accept or reject each deemed director resignation. The Board must consider, but is not obligated to follow, the Nominating and Corporate Governance Committee's recommendation. If accepted, a deemed resignation will be effective in conjunction with the Corporation's next annual Shareholder meeting or such other date to allow for orderly transition. If the deemed resignation is not accepted, the director will be deemed to re-submit such resignation prior to the following year's annual meeting of Shareholders.

The Renewal Policy does not take precedence over the Board and the Nominating and Corporate Governance Committee's review of the experience, qualifications and skills of SNDL's directors to ensure that the composition of the Board and Committees, and the competencies and skills of each member, are in line with what the Board and the Nominating and Corporate Governance Committee consider the Board and Committees should possess.

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Diversity

On May 11, 2021, the Board adopted the Diversity Policy to reflect its belief in the benefits of having diversity on the Board, the Corporation's senior management team and through the entire Corporation. The Diversity Policy helps ensure diversity is considered in the Nominating and Corporate Governance Committee's process of identifying individuals to serve on the Board and determining the optimal composition of the Board. When reviewing Board composition and identifying suitable candidates, the Board will give due regard to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity. To promote gender diversity, the selection process for Board appointees/nominees requires at least one (1) female candidate be on the short-list for each available board seat. If no females are selected at the end of any selection process, the Board must be satisfied that there are objective reasons to support this determination.

The Diversity Policy also mandates that diversity be considered in connection with succession planning and appointing the Corporation's senior management team. To promote gender diversity, the hiring process for Executive Officers will involve preparing a short-list which must include at least one (1) female candidate for each available position. The Corporation will also implement practices to (i) address impediments to gender diversity in the workplace; (ii) regularly review the proportion of women at all levels of the Corporation; (iii) monitor the effectiveness of and continue to expand on existing initiatives designed to identify, support and develop talented women with leadership potential; and (iv) continue to identify new ways to entrench diversity as a cultural priority across the Corporation.

The effectiveness of the Diversity Policy at achieving the Corporation's diversity objectives will be assessed annually. The Corporation currently has goals to achieve thirty percent (30%) female representation in its management team and 30% female representation on the Board by 2024. The Board currently has and has nominated for election at the Meeting one (1) female director, which represents twenty percent (20%) of nominees to the Board. One (1) out of seven (7) of the Executive Officers are female, which represents fourteen percent (14%) of the Corporation's senior management team.

Environmental, Social and Governance

On May 11, 2021, the Corporation adopted an ESG Policy to reflect its commitment to leadership of health, safety and environmental matters throughout the Corporation's business activities. The ESG Policy applies to all employees, contractors, officers and directors of the Corporation, including any joint ventures or subsidiaries of which it has effective management control.

Persons covered by the ESG Policy who witness, discover, become aware of or suspect a violation of the ESG Policy are expected to promptly and in good faith report the violation to their manager or senior management. Individuals are expected to take their concerns beyond their manager or senior management if a violation is not resolved. Mechanisms to voice concerns are provided to persons covered by the ESG Policy, including a whistleblower hotline to make anonymous submissions.

The CEO of the Corporation is accountable to the Board for establishing, maintaining and ensuring the ESG Policy is effectively implemented and continues to be of value to the Corporation's business and stakeholders. The ESG Policy is included in the Corporation's employee handbook, which is annually reviewed and accepted by all employees, officers and contractors of the Corporation.

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Appendix “B”

FORM 51-102F6 – STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the NEOs of the Corporation, as such term is defined in National Instrument 51-102F6 – Statement of Executive Compensation. Unless otherwise stated, all information in this Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation, is given as at December 31, 2022.

The NEOs for the year ended December 31, 2022 were:

•	Zachary George, CEO and Director;
•	James Keough, Chief Financial Officer;
•	Andrew Stordeur, Former President and Chief Operating Officer;
•	Ryan Hellard, Chief Strategy Officer; and
•	Robbie Madan, Chief Information Officer and Digital Officer

Compensation Discussion and Analysis

Overview

In order to succeed in the highly competitive and evolving market in which SNDL operates, the Corporation needs to attract, retain and motivate a highly talented executive team. SNDL's executive compensation program is designed to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation's success;
•	motivate the executive team to achieve the Corporation's strategic business and financial objectives;
•	align the interests of the executive officers with those of Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the business of the Corporation; and
•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

The Corporation currently offers Executive Officers cash compensation in the form of base salary and a discretionary annual cash bonus. Historically, the Corporation offered long-term incentive compensation in the form of simple warrants and performance warrants. From time to time, the Board may also grant discretionary cash bonuses to executives for exemplary performance. Long-term annual incentives may consist of Options, PSUs and/or RSUs. The Corporation also issues all or a certain portion of the annual retainer and/or salary payable to non-employee directors in the form of Deferred Share Units pursuant to a Deferred Share Unit Plan. The Corporation takes previous grants into account when considering whether to issue new grants.

The Corporation's compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders because the Corporation's employees are also Shareholders. The Corporation believes that equity-based compensation awards motivate Executive Officers to achieve strategic business and financial objectives, and to also align their interests with the long-term interests of Shareholders.

As the cannabis industry continues to evolve, the Corporation will continue to evaluate its compensation philosophy and compensation program to ensure that compensation is competitive with other similar companies. As part of the annual compensation review process, the Corporation will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Performance Graph

The following performance graph illustrates the Corporation's cumulative total Shareholder return by comparing a $100 investment in the Common Shares beginning on August 1, 2019 to the return on the Nasdaq Composite Index and the Horizons Marijuana Life Sciences Index.

As illustrated in the above performance graph, the Common Share price has generally underperformed relative to both the Nasdaq Composite Index and the Horizons Marijuana and Life Sciences Index since SNDL's initial public offering on August 1, 2019. As described in this Information Circular, the Corporation's compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders. For this reason, the Corporation has focused on using equity-based compensation awards to motivate Executive Officers to achieve strategic business and financial objectives, and to align their interests with the long-term interests of Shareholders.

The performance criteria are based on the Corporation's relative Shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. This Appendix ”B” – Form 51-102F6 - Statement of Executive Compensation contains a detailed discussion of executive compensation.

Compensation-Setting Process

The Compensation Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Corporation's human resources, succession planning and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Corporation's risk profile. The CEO will make recommendations to the Compensation Committee each year with respect to the compensation for other NEOs.

The Compensation Committee meets at least annually to review the compensation program and make recommendations to the Board for any proposed changes. As part of this review, the Compensation Committee may engage an independent compensation consultant to evaluate the Corporation's executive compensation program against market practice. For a description of the education and experience of each member of the Compensation Committee relevant to their responsibilities in executive compensation, see “Director Nominees” in this Information Circular. The members of the Compensation Committee have experience serving on audit and compensation committees of other public companies. In addition, the members of the Compensation Committee have experience in top leadership roles and strong knowledge and education in accounting. This background provides the Compensation Committee with the collective experience, knowledge and skills to effectively carry out their responsibilities. For information on each Compensation Committee member's experience, see the director profiles.

Risk and Executive Compensation

In reviewing the Corporation's compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of SNDL. The Compensation Committee also seeks to ensure that compensation practices do not encourage excessive risk-taking behavior by the executive team. Key risk-mitigating practices incorporated into SNDL's compensation structure are discussed below.

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Share Ownership Guidelines

All Executive Officers and directors of the Corporation are expected to maintain a significant equity investment in the Corporation to align their interests with those of Shareholders, and mitigate against the likelihood of undue risk-taking. Executive share ownership guidelines are described below under the heading “Executive Share Ownership Guidelines”.

Trading Restrictions

All Executive Officers, directors and employees are subject to the Corporation's Corporate Disclosure and Insider Trading Policy which, together with applicable laws, prohibits trading in the securities of the Corporation while in possession of material undisclosed information about the Corporation. The Corporation also has an Anti-Hedging Policy that prohibits a full range of transactions, including short-selling, options, puts and calls, as well as derivatives such as swaps, forwards and futures, prior to shareholding requirements being met. Shareholdings in excess of the mandated requirements are exempt from the Anti-Hedging Policy.

The Corporation does not permit Executive Officers to trade in the Corporation's securities, including the exercise of option-based awards, except during prescribed trading windows (periods where the trading of securities is not allowed, are referred to as “Blackout Periods”). The Corporation may consider implementing an automatic securities disposition program to aid in the liquidation of Common Shares held by executives and employees based on pre-arranged sales conditions. Trading parameters and other instructions would be set out in a written plan document, which would contain meaningful restrictions on the ability of the Executive Officer to vary, suspend or terminate such plan. This would ensure that the Executive Officers cannot profit from material undisclosed information through a decision to vary, suspend or terminate such plan.

Clawback Policies

The Corporation has a Clawback Policy relating to annual bonuses and long-term incentive awards granted to Executive Officers that may be triggered if an Executive Officer engages in fraud or wilful misconduct that results in the need to restate the Corporation's financial statements, material breaches of the Code of Conduct or any willful acts of fraud, theft or serious misconduct. Amounts recouped under the Clawback Policy may include all incentive payments received over a specified period preceding the event triggering the clawback.

Annual Compensation Components

The annual compensation of Executive Officers includes three major elements: (i) base salary; (ii) short-term incentives, primarily discretionary bonuses awarded by the Board; and (iii) long-term equity incentives that consists of Options, RSUs and/or PSUs granted from time to time. Perquisites and benefits are not intended to be a significant element of compensation of executive officers.

Base Salary

Base salary is provided as a fixed source of compensation for Executive Officers. Base salaries are determined on an individual basis, taking into account the scope of the Executive Officer's role, responsibilities, expertise and prior experience. Base salaries for Executive Officers are reviewed annually by the Board and may be adjusted based on the Executive Officer's success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted by the Board throughout the year to reflect promotions or other changes in the scope or breadth of the Executive Officer's role or responsibilities.

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Short-Term Incentives

The Board has the ability to grant discretionary bonuses to Executive Officers linked to the achievement of corporate, team and personal performance targets. Individual targets are market based.

Long-Term Equity Incentives

Stock Option Plan

The Corporation has a Stock Option Plan that provides Participant with compensation opportunities that support the achievement of the Corporation's performance objectives, align the interests of Participants with those of Shareholders, and attract, retain and motivate Participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Stock Option Plan are summarized below.

Administration and Eligibility

The Stock Option Plan is administered by the Board and the Compensation Committee. Directors, Executive Officers, employees and consultants of the Corporation and its subsidiaries are eligible to participate in the Stock Option Plan.

Common Shares Subject to the Stock Option Plan and Participation Limits

The maximum number of Common Shares available for issuance under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation is ten percent (10%) of the number of issued and outstanding Common Shares from time to time. Common Shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason become available for subsequent issuance under the Stock Option Plan. Based on the number of shares outstanding as of the date of this Information Circular there are 34,360 Options available for issuance under the Stock Option Plan, less any units outstanding under the Corporation's Restricted and Performance Share Unit Plan discussed under the heading “Restricted and Performance Share Unit Plan”.

Pursuant to the terms of the Stock Option Plan, no more than five percent (5%) of the number of issued and outstanding Common Shares may be issued under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation then existing to any one Participant.

Options

The exercise price for Options is determined by the Board as of the Grant Date, which may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the trading day immediately preceding the Grant Date) on the date the Option is granted. The Board shall determine when an Option will become vested and may determine that the Option become vested in installments and may make vesting of the option conditional on the achievement of certain performance targets. The Board may also, in its discretion, at any time, permit the exercise of any or all Options, provided that the Board will not, in any case, authorize the exercise of an option at any time after its Expiry Date. Previous grants are not taken into account when considering new grants.

Options must be exercised within a period fixed by the Board which period shall not exceed ten (10) years from the Grant Date, provided that if the Expiry Date falls during a Blackout Period, the Expiry Date will be automatically extended until ten (10) Business Days after the end of the Blackout Period. The Stock Option Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a Participant's employment or services.

Vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Board.

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Additionally, in order to facilitate the payment of the exercise price of the Options, a specific grant under the Stock Option Plan may have a cashless exercise feature. Pursuant to the cashless exercise feature, an eligible Participant may elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the unexercised Options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; or (iii) a combination of (i) and (ii).

Termination of Employment or Services

Unless otherwise determined by the Board, in the event of a termination of a Participant's employment or service for any reason, all outstanding Options granted to the Participant under the Stock Option Plan that are unvested on the cessation date will be forfeited. All outstanding Options that are vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the Participant ceases to be an employee, director or consultant by reason of death, his or her Options must be exercised by his or her designated legal representative within 12 months of the date of death; (ii) if the Participant ceases to be an employee, director, contractor or consultant of the Corporation by reason of termination without cause (as defined in the Stock Option Plan), retirement or disability of an employee, or resignation of a director, his or her Options must be exercised within 90 days of the cessation date; and (iii) if the Participant ceases to be an employee, director or consultant by reason of termination for cause, resignation by an employee, voluntary termination by a consultant or breach of a consulting agreement, his or her Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable expiry date of the Options, after which time all remaining Options will terminate.

Change of Control

In the event of a Change of Control (as defined in the Stock Option Plan), the surviving, successor or acquiring entity will assume any outstanding Options or substitute similar options for the outstanding Options. If the surviving, successor or acquiring entity does not assume any outstanding Options or substitute similar Options for the outstanding Options, or if the Board otherwise determines in its discretion, the Stock Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested and, unless otherwise exercised, forfeited or cancelled prior to the termination of the Stock Option Plan, will expire immediately prior to the termination of the Stock Option Plan.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Option, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Options as it considers fair and appropriate in the circumstances, provided such changes are not adverse to Participants; (ii) otherwise modifying the terms of the Options to assist Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and/or (iii) terminating, conditionally or otherwise, the Options not exercised following successful completion of such Change of Control.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Options), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Stock Option Plan; (ii) the number or kind of Common Shares or other securities subject to any outstanding Options; and (iii) the exercise price of any outstanding Options; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

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Amendment or Termination

The Board may amend or suspend any provision of the Stock Option Plan or any Option, or terminate the Stock Option Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Stock Option Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a Participant under any Option previously granted to a Participant without his or her consent.

The Board may make certain amendments to the Stock Option Plan or to any Option outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Stock Option Plan or any Option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Stock Option Plan or any Option, and amendments necessary to suspend or terminate the Stock Option Plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Stock Option Plan;
•	increasing the length of the period after a Blackout Period during which Options may be exercised;
•	any amendment that would result in the exercise price for any Option being lower than the fair market value on the applicable Grant Date;
•	permitting the introduction or reintroduction of non-employee directors as eligible recipients for Options on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;
•	reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of any stock exchange on which the securities of the Corporation are listed, except, in each case, pursuant to a Change of Control or other adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation;
•	extending the Expiry Date of an Option, except for an automatic extension of an Option that expires during a Blackout Period;
•	permitting awards under the Stock Option Plan to be transferred or assigned other than for normal estate settlement purposes;
•	amending the amendment provision under the Stock Option Plan; and
•	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a Participant under the Stock Option Plan are not transferable or assignable.

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Restricted and Performance Share Unit Plan

The Restricted and Performance Share Unit Plan provides eligible participants with compensation opportunities that support the achievement of the Corporation's performance objectives, aligns the interests of eligible participants with those of Shareholders, and attracts, retains and motivates eligible participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Restricted and Performance Share Unit Plan are summarized below.

Administration and Eligibility

The Restricted and Performance Share Unit Plan is administered by the Board and the Compensation Committee.

Common Shares Subject to the Restricted and Performance Share Unit Plan and Participation Limits

The maximum number of Common Shares that will be available for issuance under the Restricted and Performance Share Unit Plan is ten percent (10%) of the issued and outstanding Common Shares from time to time. Common Shares underlying Share Units that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Restricted and Performance Share Unit Plan. Based on the number of Common Shares outstanding as of the date of this Information Circular there are 8,919,767 Share Units available for issuance under the Restricted and Performance Share Unit Plan, less any Options outstanding under the Stock Option Plan.

Pursuant to the terms of the Restricted and Performance Share Unit Plan: (i) no more than ten percent (10%) of the outstanding Common Shares may be issuable at any time under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation; and (ii) no more than five percent (5%) of the outstanding Common Shares may be issued under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation to any one SUP Participant.

Share Units

The Board has the discretion to grant Share Units under the Restricted and Performance Share Unit Plan. Additionally, subject to the approval of the Board, a non-United States participant may elect to defer their bonus compensation to be received under the Corporation's short-term incentive plan in the form of RSUs.

A RSU or PSU is a right granted to a participant to receive a Common Share or a cash payment equal to the fair market value thereof that generally becomes vested, if at all: (i) for RSUs, following a period of continuous employment or service; and (ii) for PSUs, subject to the attainment of performance vesting conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board, which may include financial or operational performance of the Corporation, total Shareholder return or individual performance criteria, measured over a performance period.

The Board may also, in its discretion, accelerate the vesting of any or all RSUs or PSUs and related dividend Share Units (as described below) held by a SUP Participant in the manner and on the terms authorized by the Board, and in the case of PSUs, having regard to the level of achievement of the applicable performance vesting conditions prior to the applicable vesting date.

When dividends (other than share based dividends) are paid on Common Shares, dividend Share Units will be credited to a SUP Participant's Share Unit account on the dividend payment date. The number of dividend Share Units to be credited will be determined by multiplying the aggregate number of Share Units held by the SUP Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the fair market value on the dividend payment date, rounded down to the nearest whole Share Unit. Dividend Share Units credited to a SUP Participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

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As soon as practicable following the vesting date of a Share Unit and in any event no later than December 15 of the third year following the year in respect of which the Share Unit is granted, and for United States participants, prior to March 15th of the year following the year in which the vesting date occurs, the Corporation will redeem all of a SUP Participant's vested Share Units by, as determined in the discretion of the Corporation: (i) issuing from treasury a number of Common Shares that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; (ii) delivering to the SUP Participant an amount in cash (net of applicable withholding taxes) equal to the number of vested Share Units held by the SUP Participant on the settlement date multiplied by the fair market value of a Common Share on the settlement date; (iii) delivering to the SUP Participant a whole number of Common Shares purchased on the open market that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; or (iv) a combination of (i), (ii) and (iii).

Termination of Employment or Services

Unless otherwise determined by the Board, the following rights apply in the event of a termination of a SUP Participant's employment or service under the Restricted and Performance Share Unit Plan.

All RSUs that are granted pursuant to the deferral of a SUP Participant's bonus compensation and all related dividend Share Units, will fully vest on the SUP Participant's cessation date, regardless of the reason for termination of the SUP Participant's employment.

In the event a SUP Participant's employment is terminated for cause (as defined in the Restricted and Performance Share Unit Plan) or the SUP Participant resigns for any reason (other than retirement), all Share Units held by the SUP Participant on the cessation date will automatically terminate.

In the event of a SUP Participant's death, all unvested Share Units held by the SUP Participant on the cessation date will automatically terminate, and any vested Share Units will be settled as soon as practicable following the cessation date.

In the event a SUP Participant's employment is terminated due to a disability, the SUP Participant's retirement or a termination without cause, a portion of the SUP Participant's unvested RSUs and related dividend Share Units will vest on the cessation date. The percentage that will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the cessation date, and the denominator of which is the number of days from the grant date up to and including the original vesting date, and will be settled as soon as practicable following the cessation date. All other unvested RSUs and related dividend Share Units held by the SUP Participant will automatically terminate on the cessation date.

In the event a SUP Participant's employment is terminated due to a disability, the SUP Participant's retirement or a termination without cause: (i) a portion of the SUP Participant's unvested PSUs and related dividend Share Units (based on the number of days that have elapsed from the grant date up to and including the cessation date) will continue to be held by the SUP Participant and will vest at the same time and based on the achievement of the applicable performance vesting conditions as if the SUP Participant had remained employed or in service until the original vesting date, at which time all vested PSUs and related dividend Share Units will be settled; and (ii) all other PSUs and related dividend Share Units will terminate on the cessation date. All outstanding PSUs and related dividend Share Units that fail to vest on the vesting date will automatically terminate on the vesting date.

For SUP Participants who are consultants, if a SUP Participant's consulting agreement or arrangement is terminated voluntarily by the consultant or by a participating company for breach by the consultant of the consulting agreement or arrangement, which includes a termination for cause, all Share Units held by the consultant on the cessation date will automatically terminate. If a consultant's consulting agreement or arrangement terminates by reason of death of the consultant or by a participating company for any reason whatsoever other than for breach of the consulting agreement or arrangement by the consultant, all unvested share units held by the consultant on the cessation date will automatically terminate and any vested Share Units will be settled as soon as practicable following the cessation date.

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Change of Control

In the event of a Change of Control (as defined in the Restricted and Performance Share Unit Plan), the surviving, successor or acquiring entity will assume any outstanding Share Units or substitute similar share units for the outstanding Share Units. If the surviving, successor or acquiring entity does not assume any outstanding Share Units or substitute similar Share Units for the outstanding Share Units, or if the Board otherwise determines in its discretion, the Restricted and Performance Share Unit Plan will be terminated effective immediately prior to the Change of Control and all RSUs (and related dividend Share Units) and a specified number of PSUs (and related dividend Share Units) will be deemed to be vested and, unless otherwise settled, forfeited or cancelled prior to the termination of the plan, will be settled immediately prior to the termination of the Restricted and Performance Share Unit Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, in its discretion, having regard to the level of achievement of the performance vesting conditions prior to the Change of Control.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Share Unit, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Share Units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the SUP Participants; (ii) otherwise modifying the terms of the Share Units to assist the SUP Participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminating, conditionally or otherwise, the Share Units not settled following successful completion of such Change of Control.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Restricted and Performance Share Unit Plan; (ii) the number or kind of shares or other securities subject to any outstanding Share Units; (iii) the number of Share Units in the SUP Participants' share unit account; and (iv) the vesting of PSUs; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Restricted and Performance Share Unit Plan or any Share Unit, or terminate the Restricted and Performance Share Unit Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Restricted and Performance Share Unit Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a SUP Participant under any Share Unit previously granted to the SUP Participant without his or her consent.

The Board may make certain amendments to the Restricted and Performance Share Unit Plan or to any Share Unit outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Share Units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Share Unit, amendments to the termination or early termination provisions of the Restricted and Performance Share Unit Plan or any Share Unit, and amendments necessary to suspend or terminate the plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Restricted and Performance Share Unit Plan;
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•	permitting the introduction or reintroduction of non-employee directors as eligible recipients of Share Units on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;
•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;
•	amending the amendment provision under the Restricted and Performance Share Unit Plan; and
•	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a SUP Participant under the Restricted and Performance Share Unit Plan will not be transferable or assignable.

Legacy Warrant Grants

The Corporation has historically awarded equity compensation to certain of its employees, including the Executive Officers, in the form of Employee Warrants.

As of December 31, 2022, there were 165,820 simple Employee Warrants (as described below) and 123,200 performance Employee Warrants (as described below) outstanding, together representing approximately 0.1% of the issued and outstanding Common Shares as of that date, of which 158,620 simple Employee Warrants, and 106,134 performance Employee Warrants, were vested and exercisable. Vested Employee Warrants may be exercised by the holder by completing an exercise form and delivering it and the exercise price (and any applicable withholdings and deductions) to the Corporation.

The Corporation has awarded both simple Employee Warrants and performance Employee Warrants. Provided the holder remains employed with the Corporation as at the applicable vesting date, simple Employee Warrants generally vest over a period of three (3) to seven (7) years from the date of grant and performance Employee Warrants generally vest upon the achievement of specified performance targets. The Board may accelerate the vesting of the Employee Warrants in its sole discretion immediately prior to a change of control. Employee Warrants are non-transferable without the consent of the Board.

Employee Warrants generally cease to vest and expire as of a holder's cessation of employment or service if it is in connection with a termination by the Corporation for cause (as defined in the applicable Employee Warrant award agreement), the resignation of the holder, a material breach of a consulting contract or the resignation or removal of the holder as a director. In the event of a holder's death or disability, the Employee Warrants held by such holder generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is one (1) year after the holder's cessation date. In the event of a termination for any other reason, the Employee Warrants held by such holder will generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is 60 days after the holder's cessation date. On April 3, 2020, the Board approved a six (6) month extension of Employee Warrants beyond their original termination date, provided that in any such case the Employee Warrants will not expire prior to November 4, 2020. Some holders are entitled to accelerated vesting of their Employee Warrants in connection with a termination of their employment by the Corporation without cause. Additionally, if a transaction that would be reasonably likely to result in a change of control has been proposed to the Board and is actively being pursued by the Corporation, the cessation date, on which the holder ceases to be a director of, or to be employed by or under a contract as a consultant with us, by reason of termination without cause, then the Board may determine that some or all of such holder's Employee Warrants will conditionally vest in order to allow the holder to participate in the change of control.

B-10

Deferred Share Unit Plan

The Deferred Share Unit Plan provides non-employee directors of the Corporation and its subsidiaries with compensation opportunities that align the interests of non-employee directors with those of Shareholders and attract, retain and motivate non-employee directors critical to the long term success of the Corporation and its subsidiaries. The material features of the Deferred Share Unit Plan are summarized below.

Administration and Eligibility

The Deferred Share Unit Plan is administered by the Board and the Compensation Committee. Eligible Directors may participate in the Deferred Share Unit Plan.

Award of Deferred Share Units

The Board may direct that all or a portion of the Annual Retainer (the “Mandatory Deferred Retainer Amount”) shall be received in the form of Deferred Share Units. Additionally, each Eligible Director may elect to receive all or a portion of such director's Annual Retainer that is in excess of the Mandatory Deferred Retainer Amount in the form of Deferred Share Units. Deferred Share Units credited pursuant to Board direction or Eligible Director election shall vest immediately.

All Deferred Share Units will be credited to an Eligible Director's account on the books of the Corporation on the Award Date; provided that, any such date is not a Business Day or in a Blackout Period (as defined in the Deferred Share Unit Plan). The number of Deferred Share Units credited to each Eligible Director's account on the Award Date will be determined by dividing (i) the amount of the applicable portion of the Annual Retainer to be credited on that Award Date by (ii) the fair market value as at the Award Date.

An Eligible Director's account shall be credited with additional Deferred Share Units on any dividend payment date in respect of which normal cash dividends are paid on the Common Shares. Such additional Deferred Share Units shall be computed by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Deferred Share Units recorded in the Eligible Director's account on the record date for such dividend, by (ii) the fair market value as at the dividend payment date, rounded to the nearest one-thousandth of a Deferred Share Unit. Such additional Deferred Share Units shall be subject to the same vesting conditions applicable to the related Deferred Share Units.

Redemption of Deferred Share Units

If an Eligible Director ceases to hold all positions with the Corporation or its subsidiaries as a result of a Termination Event, the Corporation shall redeem all vested Deferred Share Units credited to an Eligible Director's account for an amount equal to: (i) the number of vested Deferred Share Units credited to the Eligible Director's account or elected by the Eligible Director, as applicable, multiplied by (ii) the fair market value as at that date minus (iii) applicable withholding taxes (the “Deferred Share Unit Amount”). The Deferred Share Unit Amount shall be paid in cash as a lump-sum by the Corporation no later than December 31 of the year following the year in which the Eligible Director's Termination Event (or in the case of a United States Eligible Director, separation from service under Treasury Regulation Section 1.409A -1(h) (“Separation from Service”)) occurs. Upon payment of the Deferred Share Unit Amount, the Deferred Share Units shall be cancelled and such Eligible Director shall have no further rights under the Deferred Share Unit Plan in respect of the redeemed Deferred Share Units.

Notwithstanding the preceding paragraph, if an Eligible Director becomes an employee of the Corporation or its subsidiaries, such director's eligibility to participate in the Deferred Share Unit Plan will be suspended for the period during which such director remains an employee. In such a circumstance, the director shall not be eligible to be credited with additional Deferred Share Units and shall not be eligible for redemption of Deferred Share Units until the date of the Eligible Director's Termination Event (or in the case of a United States Eligible Director, the Separation from Service).

B-11

Except as otherwise provided in the agreement evidencing the award of Deferred Share Units, any Deferred Share Units that are unvested on the date of the Eligible Director's Termination Event (or in the case of a United States Eligible Director, the Separation from Service) shall automatically be forfeited without additional consideration and the Eligible Director shall have no further rights respecting any such Deferred Share Units.

Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its Shareholders to make or authorize any recapitalization, reorganization or other change in the Corporation's capital structure.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Deferred Share Units), with respect to: (i) the accounts of each Eligible Director and (ii) the Deferred Share Units outstanding under the Deferred Share Unit Plan; provided, however, that no adjustment will obligate the Corporation to compensate an Eligible Director for a downward fluctuation in the price of Common Shares.

Amendment or Termination

The Board may amend or suspend any provision of the Deferred Share Unit Plan, or terminate the Deferred Share Unit Plan, at any time without Eligible Director consent. However, except as set forth in the Deferred Share Unit Plan or as required pursuant to applicable law, no amendment or termination by the Board may adversely affect the rights of an Eligible Director with respect to the Deferred Share Units to which the Eligible Director is then entitled under the Deferred Share Unit Plan.

Assignment

Except as required by law or in the event of death of the participant, the rights of an Eligible Director under the Deferred Share Unit Plan will not be transferable or assignable.

Benefit Plans

The Corporation provides its Executive Officers with life, medical, dental and vision insurance programs on the same basis as other employees, or an allowance to purchase individual benefit and insurance coverage. These benefits are offered consistent with local market practice.

Executive Share Ownership Guidelines

The Corporation has executive share ownership guidelines to further align the interests of the Executive Officers with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for Executive Officers based on a multiple of their base salary and their level of seniority. Executive Officers are expected to meet the prescribed ownership levels within five (5) years of the later of the completion the Corporation's initial public offering on Nasdaq and the date of their appointment to an executive position.

The following table shows the expected ownership guideline for the Executive Officers:

Level	Base Salary Multiple
Chief Executive Officer	3x
Other Executive Officers	2x

B-12

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the terms of the outstanding Employee Warrants, the Stock Option Plan, the Restricted and Performance Share Unit Plan, and the Deferred Share Unit Plan please refer to “Annual Compensation Components — Long-Term Equity Incentives” above. For a summary of the termination and change of control benefits provided under the NEOs' employment agreements, please refer to the “Employment Agreements” section below.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the Corporation's NEOs for the three most recently completed financial years:

Name and Principal Position	Year	Salary(1)(10)	Share-Based Awards(2)	Option-Based Awards(3)	Annual Incentive Plans (4)	Long-term Incentive Plans	All Other Compensation (5)	Total Compensation
Zachary George CEO and Director	2020(6)	$458,333	$4,367,034	$—	$—	$—	$31,564	$4,856,932
	2021(6)	$500,000	$4,574,520	$—	$250,000	$—	$45,369	$5,369,889
	2022(6)	$700,000	$6,303,168	$—	$899,675	$—	$7,404	$7,910,247
James Keough Chief Financial Officer(7)	2020	$236,537	$370,128	$84,430	$—	$—	$16,460	$707,555
	2021	$321,875	$247,787	$—	$100,000	$—	$32,869	$702,531
	2022	$450,000	$679,413	$—	$100,000	$—	$5,432	$1,234,845
Andrew Stordeur Former President and Chief Operating Officer(8)	2020	$331,090	$344,156	$112,574	$—	$—	$26,324	$814,143
	2021	$400,000	$240,162	$—	$—	$—	$46,715	$686,877
	2022	$400,000	$590,922	$—	$80,000	$—	$6,861	$1,077,783
Ryan Hellard Chief Strategy Officer	2020	$238,461	$286,796	$112,574	$—	$—	$12,437	$650,268
	2021	$250,000	$196,704	$—	$25,000	$—	$25,962	$497,666
	2022	$250,000	$590,922	$—	$50,000	$—	$4,469	$895,391
Robbie Madan Chief Information Officer and Digital Officer(9)	2020	$—	$—	$—	$—	$—	$—	$—
	2021	$—	$—	$—	$—	$—	$—	$—
	2022	$191,250	$105,578	$—	$—	$—	$128,036	$424,864

Notes:

(1)	Represents the base salary paid in each year.
(2)	All share-based awards were RSUs granted pursuant to the RSU Plan. The fair-value of the share-based awards shown were calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Common Shares on the trading day immediately preceding the grant date.
(3)	Reflects the grant date fair value of warrants that were granted in each year (determined in accordance with the Black-Scholes valuation model, assuming a risk-free rate and an expected volatility at the date of each grant.
(4)	Amounts reflect annual target bonus for each NEO.
(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(6)	All compensation for Mr. George in 2020, 2021 and 2022 relates solely to his role as CEO.
(7)	Mr. Keough resigned from the Corporation as Chief Financial Officer effective as of July 1, 2023 and is to be replaced by Alberto Paredero-Quiros.
(8)	Mr. Stordeur left the Corporation effective as of January 13, 2023.
(9)	All compensation amounts for Mr. Madan are for the period March 30, 2022 to December 31, 2022.
(10)	Mr. George’s salary is in USD.

B-13

Employment Agreements

The Corporation has entered into employment agreements with each NEO. The material terms of the employment agreements are discussed below.

Zachary George, CEO and Director

The Corporation may terminate Mr. George at any time without cause and the Corporation will be required to provide him with a separation package comprised of: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the termination date and any of his accrued but unpaid business expenses; (ii) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); (iii) a lump sum payment in lieu of benefits equal to three percent (3%) of his annual base salary; and (iv) subject to the terms of the applicable equity plan and of any applicable agreement, all of his issued but unvested Options and RSUs will immediately vest on the cessation date.  The provision of a separation package is in full and final settlement of all claims Mr. George may have against the Corporation.

Pursuant to Mr. George's employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. George will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the cessation date and any of his accrued but unpaid business expenses; (ii) a lump sum payment in an amount equal to two times his annual base salary; (iii) three percent (3%) of his annual base salary in lieu of benefits and; (iv) all of his unvested RSUs will immediately vest on the closing of the change of control.

Mr. George's employment agreement also contains restrictive covenants.

James Keough, Chief Financial Officer

The Corporation may terminate Mr. Keough at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus: (i) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); and (ii) a lump sum payment in lieu of benefits equivalent to three percent (3%) of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Keough will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Keough’s execution of a release of claims.

Pursuant to Mr. Keough's employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Keough will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) one times his annual base salary; and (iii) three percent (3%) of his annual base salary in lieu of benefits.

Mr. Keough's employment agreement also contains restrictive covenants. Mr. Keough resigned from the Corporation as Chief Financial Officer effective as of July 1, 2023 and is to be replaced by Alberto Paredero-Quiros

Andrew Stordeur, President and Chief Operating Officer

The Corporation could terminate Mr. Stordeur at any time without cause and the Corporation would have been required to provide him with his accrued obligations, plus: (i) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); (ii) a lump sum payment in lieu of benefits equivalent to three percent (3%) of his annual base salary; and (iii) all of his outstanding performance Employee Warrants would immediately vest on the cessation date.

B-14

Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Stordeur would immediately vest on the cessation date. The receipt of the separation package was conditioned on Mr. Stordeur's execution of a release of claims.

Pursuant to Mr. Stordeur's employment agreement, if a change of control occurs and his employment was subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Stordeur would be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) two times his annual base salary; and (iii) three percent (3%) of his annual base salary in lieu of benefits, and all of his outstanding Employee Warrants would immediately vest on the cessation date.

Mr. Stordeur's employment agreement also contains restrictive covenants. Mr. Stordeur left the Corporation effective as of January 13, 2023.

Ryan Hellard, Chief Experience Officer

The Corporation may terminate Mr. Hellard at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus (i) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to three percent (3%) of his annual base salary, and (iii) all of his outstanding performance Employee Warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Hellard will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Hellard's execution of a release of claims.

Pursuant to Mr. Hellard's employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Hellard will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the accrued obligations, (ii) two times his annual base salary, and (iii) three percent (3%) of his annual base salary in lieu of benefits, and all of his outstanding performance Employee Warrants will immediately vest on the cessation date.

Mr. Hellard's employment agreement also contains restrictive covenants.

Robbie Madan – Chief Information Officer and Digital Officer

The Company may terminate Mr. Madan at any time without cause and the Company will be required to provide her with his Accrued Obligations, plus (i) pay in lieu of notice of 24 months, calculated on the basis of annual base salary and target STIP for the applicable of the 24 month period which is being provided as pay in lieu, plus (ii) 3 % of his annual base salary in lieu of benefits, plus (iii) ii) a portion of the Participant’s unvested RSUs and related dividend share units will vest as of the termination date. The percentage which will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the termination date, and the denominator of which is the number of days from the grant date up to and including the original vesting date and shall be settled as soon as practicable following the termination date.

The receipt of the separation package is conditioned on Mr. Madan's execution of a release of claims and resignation as an officer and director.

Mr. Madan’s employment agreement also contains the restrictive covenants.

B-15

Summary of Termination Payments

The table below shows the incremental payments payable to NEOs under the terms of their employment agreements upon the occurrence of certain events, assuming termination is effective as at December 31, 2022.

Name and Principal Position	Event	Severance	Option-Based Awards(1)	Other Payments	Total
Zachary George(2)	Termination without cause	$1,400,000	$—	$21,000	$1,421,000
CEO and Director	Termination and change of control	$1,400,000	$—	$21,000	$1,421,000
James Keough(3)	Termination without cause	$900,000	$—	$9,750	$909,750
Chief Financial Officer	Termination and change of control	$450,000	$—	$9,750	$459,750
Andrew Stordeur(4) Former President and Chief Operating Officer	Termination without cause	$800,000	$—	$12,000	$812,000
	Termination and change of control	$800,000	$—	$12,000	$812,000
Ryan Hellard	Termination without cause	$500,000	$—	$7,500	$507,500
Chief Strategy Officer	Termination and change of control	$500,000	$—	$7,500	$507,500
Robbie Madan	Termination without cause	$500,000	$—	$7,500	$507,500
Chief Information Officer and Digital Officer	Termination and change of control	$—	$—	$—	$—

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2022 price of USD$2.09 (CAD$2.83) per Common Share.
(2)	Mr. George’s severance, other payments and total are in USD.
(3)	Mr. Keough resigned from the Corporation as Chief Financial Officer effective as of July 1, 2023 and is to be replaced by Alberto Paredero-Quiros.
(4)	Mr. Stordeur left the Corporation effective as of January 13, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Employee Warrants and other option-based awards expected to be held by each of the NEOs as at December 31, 2022.

Name	Number of common shares underlying unexercised option-based awards	Exercise price ($)	Expiration date	Value of unexercised in-the-money option-based awards ($)(1)
Zachary George Chief Executive Officer and Director	—	—	—	—

B-16

James Keough(2)

Chief Financial Officer

Name	Number of common shares underlying unexercised option-based awards	Exercise price ($)	Expiration date	Value of unexercised in-the-money option-based awards ($)(1)
James Keough(2) Chief Financial Officer	8,000 10,800 16,000 7,500	29.69 29.69 62.50 8.33	August 14, 2023 August 1, 2024 April 1, 2027 May 27, 2030	— — — —
Andrew Stordeur(3) Former President and Chief Operating Officer	3,840 3,840 11,520 16,000 10,000 19,200 19,200	6.25 6.25 6.25 62.50 8.33 6.25 31.25	March 1, 2023 March 1, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	— — — — — — —
Ryan Hellard Chief Strategy Officer	3,840 3,840 11,520 16,000 10,000 19,200 19,200	6.25 6.25 6.25 62.50 8.33 6.25 31.25	March 1, 2023 March 1, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	— — — — — — —

Robbie Madan Chief Information Officer and Digital Officer	—	—	—	—

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2022 price of USD$2.09 (CAD$2.83) per Common Share.
(2)	Mr. Keough resigned from the Corporation as Chief Financial Officer effective as of July 1, 2023 and is to be replaced by Alberto Paredero-Quiros.
(3)	Mr. Stordeur left the Corporation effective as of January 13, 2023.

The following table sets out information on the outstanding share-based awards held by each of the Corporation's NEOs as at December 31, 2022.

Name	Number of common shares underlying unvested share-based awards	Value of share-based awards that have not vested(1)		Value of vested share-based awards not distributed(2)
Zachary George CEO and Director	RSUs: 733,333 DSUs: —	$5,726,957 —	$ $	— 91,153

James Keough(3) Chief Financial Officer	RSUs: 74,453	$520,789		$—

Andrew Stordeur(4) Former President and Chief Operating Officer	RSUs: 60,500	$474,002		$—

B-17

Name	Number of common shares underlying unvested share-based awards	Value of share-based awards that have not vested(1)	Value of vested share-based awards not distributed(2)
Ryan Hellard Chief Strategy Officer	RSUs: 58,600	$459,516	$—

Robbie Madan Chief Information Officer and Digital Officer	RSUs: 16,250	$474,002	$—

Notes:

(1)	The value of the share-based awards that have not yet vested were calculated by multiplying the total number of units that have not yet vested by the closing price of the Corporation's common shares on the trading day immediately preceding the grant date.
(2)	The value of the share-based awards that have not been distributed were calculated by multiplying the total number of units that have not been distributed by the closing price of the Corporation's common shares on the trading day immediately preceding the grant date.
(3)	Mr. Keough resigned from the Corporation as Chief Financial Officer effective as of July 1, 2023 and is to be replaced by Alberto Paredero-Quiros.
(4)	Mr. Stordeur left the Corporation effective as of January 13, 2023.

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of the NEOs, the value of the option-based awards and share based awards that vested in accordance with their terms during Fiscal 2022.

Name and Principal Position	Option-Based Awards – Value Vested During 2022(1)	Share-Based Awards – Value Vested During 2022
Zachary George CEO and Director	$—	$3,625,891

James Keough(2) Chief Financial Officer	$—	$352,494

Andrew Stordeur(3) Former President and Chief Operating Officer	$—	$391,747

Ryan Hellard Chief Strategy Officer	$—	$358,142

Robbie Madan Chief Information Officer and Digital Officer	$—	$52,789

Notes:
(1)	The option-based awards held by each of our NEOs that vested during 2022, altogether were 57,166 options, were out-of-the money, based on the December 31, 2022 price of US$2.09 (CAD$2.83) per common share.
(2)	Mr. Keough resigned from the Corporation as Chief Financial Officer effective as of July 1, 2023 and is to be replaced by Alberto Paredero-Quiros.
(3)	Mr. Stordeur left the Corporation effective as of January 13, 2023.

B-18

Securities authorized for issuance under Equity Compensation Plans

The following table sets out the equity compensation plan information as at December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plan Approved by Shareholders	-	-	-
Equity Compensation Plan Not Approved by Shareholders	(44,360 Options; 1,381,330 RSUs and 1,708,383 DSUs)	$13.24 (Options)	958,725

Director Compensation

Introduction

The following discussion describes the significant elements of the compensation program for members of the Board and its Committees. The compensation of directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of Shareholders. Excluded Directors will not be entitled to receive any compensation for their service as directors. As at December 31, 2022, Zachary George was considered an Excluded Director.

The following table sets out the compensation provided to the directors for Fiscal 2022:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Bryan Pinney	75,000	675,000	—	—	—	—	750,000
Greg Mills	125,000	1,725,000	—	—	—	—	1,850,000
Zachary George	—	6,303,168	—	—	—	—	6,303,168
Lori Ell	75,000	675,000	—	—	—	—	750,000
Gregory Turnbull	75,000	675,000	—	—	—	—	750,000

Director Compensation

The Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors' compensation arrangements. Such compensation arrangements are based on multiple factors, including the relatively high number of Board meetings held, high level of activity in which the Corporation engages in and the improved balance sheet of the Corporation, relative to previous years.

B-19

Effective as of May 28, 2020 and in consideration for serving on the Board, each director (other than Excluded Directors and the Chairman) is paid an annual cash retainer of $75,000 and $225,000 in compensation to be paid in DSUs. The Chairman will receive annual cash compensation of $125,000 and $575,000 in compensation to be paid in DSUs, subject to the Chairman continuing to serve on the Board at the time of vesting.

Upon joining the Board on November 27, 2019, Mr. George became entitled to receive 25,000 DSUs in equal installments on December 1, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022. Mr. George’s compensation as a director (if unvested) was terminated when he became CEO on January 29, 2020.

On May 28, 2020, Mr. George was granted 75,000 RSUs to vest in equal tranches on December 31, 2020 and December 31, 2021 in consideration for his contributions to certain special projects.

The number of DSUs issuable are determined by the installment payment divided by the fair market value of Common Shares at each installment date.

If a change of control occurs, all DSU grants referred to in the immediately preceding paragraphs will immediately vest.

In addition, to reflect the additional workload required in respect of special projects performed, Mr. George was entitled to receive 50,000 warrants (subsequently amended to an entitlement to 50,000 stock options in accordance with the Stock Option Plan), in equal installments on March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022. Mr. George's compensation as a director (if unvested) was terminated when he became CEO on January 29, 2020.

In addition, Mr. Mills was issued 72,000 warrants on July 1, 2019 to purchase Common Shares, with an exercise price of $62.50 per warrant. Under the terms of Mr. Mills' director services agreement, those warrants vested in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman; however, these warrants expired as of December 31, 2021 because Mr. Mills did not assume the position of Executive Chairman by December 31, 2021. If Mr. Mills were to assume the position of Executive Chairman, he would receive an annual salary of $500,000 payable quarterly in equal installments. Mr. Mills' director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020. Although, SNDL's former Executive Chairman, Mr. Hellard, resigned from his position on January 29, 2020, the Board has not agreed to nominate Mr. Mills, nor has Mr. Mills agreed to serve in as Executive Chairman as of the date of this Information Circular.

Furthermore, on July 1, 2019, Mr. Mills was issued warrants to purchase 8,000 of Common Shares, with an exercise price of $75.00 per warrant, which vest if, during the term of Mr. Mills' director services agreement, the equity market capitalization value of the Corporation (as calculated in accordance with the agreement) exceeds $5.5 billion. These warrants expire three (3) years following the vesting date.

If a change of control occurs, Mr. Mills will be entitled to receive any unpaid portion of the annual cash retainer for the calendar year in which the change of control occurs and any unpaid portion of the $600,000 fee payable in DSUs referred to above. In addition, if a change of control occurs, all outstanding warrants held by Mr. Mills and Mr. Turnbull will immediately vest.

In addition, on February 16, 2021, a discretionary DSU allocation was granted. Mr. Mills received 50,000 deferred share units with an aggregate value of $1,321,944. Mr. Turnbull, Ms. Cannon, and Mr. Pinney each received 25,000 deferred share units with an aggregate value of $660,972. With respect to all of these deferred share units, half of each deferred share unit granted vested as of June 15, 2021, and the remaining half vested as of December 15, 2021.

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In addition, on December 23, 2022, a discretionary DSU allocation was granted. Mr. Mills received 414,838 deferred share units with an aggregate value of $1,150,000, Mr. Turnbull, Mr. Pinney and Ms. Ell each received 162,328 deferred share units with an aggregate value of $450,000 each. With respect to all of these deferred share units, the full amount of each deferred share unit granted vests as of December 15, 2025.

All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

The aggregate of compensation and benefits in kind, accrued or paid to directors in the year ended December 31, 2022 for services in all capacities was $350,000 (2021 - $350,546).

Director Share Ownership Guidelines

The Corporation has adopted share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for each director, other than Excluded Directors, based on a three times multiple of their Annual Retainer. Directors will be expected to meet the prescribed ownership levels within five (5) years of the later of: (i) the completion of the initial public offering of the Common Shares of the Corporation; and (ii) the date of their appointment to the Board. Common Shares and other equity-based awards will be included in determining an individual's equity ownership value.

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Appendix “C”

AUDIT COMMITTEE CHARTER

Effective as and from July 31, 2019

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) to which the Board has delegated its responsibility for oversight of the nature and scope of the Corporation's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

•	to assist directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;
•	to facilitate communication between the Board and external auditors;
•	to ensure the independence of the external auditors;
•	to review management's implementation and maintenance of an effective system of internal control over financial reporting and disclosure control over financial reporting;
•	to increase the credibility and objectivity of financial reports; and
•	to facilitate in-depth discussions between directors on the Committee, management and external auditors.

The primary responsibility for the financial reporting, information systems, risk management and internal and disclosure controls of the Corporation is vested in management and overseen by the Board. At each meeting, the Committee may meet separately with management and will meet in separate, closed sessions with the external auditors and then with the independent directors in attendance.

Mandate and Responsibilities of Committee

Financial Reporting and Related Public Disclosure

1.	It is a primary responsibility of the Committee to review and recommend for approval to the Board the annual and quarterly financial statements of the Corporation. The Committee is also to review and recommend to the Board for approval the financial statements and related information included in prospectuses, management discussion and analysis, financial press releases, information circular- proxy statements and annual information forms, including financial outlooks and future-oriented financial information included therein. The process should include but not be limited to:
a.	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
b.	reviewing significant management judgments and estimates that may be material to financial reporting including alternative treatments and their impacts;
c.	reviewing the presentation and impact of any significant risks and uncertainties that may be material to financial reporting including alternative treatments and their impacts;
d.	reviewing accounting treatment of significant, unusual or non-recurring transactions;

e.	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
f.	reviewing unresolved differences between management and the external auditors;
g.	determining through inquiry whether transactions entered into by the Corporation constitute related party transactions under applicable securities laws, ensuring the nature and extent of such transactions are properly disclosed and, where appropriate, approving and ratifying such transactions; and
h.	reviewing all financial reporting relating to risk exposure including the identification, monitoring and mitigation of business risk and its disclosure.
2.	The Committee shall satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information from the Corporation's financial statements and periodically assess the adequacy of those procedures.
3.	The Committee shall have access to all books, records, facilities and personnel and shall have the authority to request any information it may deem appropriate or necessary for the performance of its duties and responsibilities.

Internal Controls Over Financial Reporting and Information Systems

1.	It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation's internal control over financial reporting and information systems. The process should include but not be limited to:
a.	inquiring as to the adequacy and effectiveness of the Corporation's system of internal controls over financial reporting and review the evaluation of internal controls over financial reporting by external auditors;
b.	establishing a whistleblowing policy for the confidential, anonymous submission by employees of the Corporation of concerns relating to accounting, internal control over financial reporting, auditing or matters arising out of the Corporation's code of business conduct and ethics and periodically review a summary of complaints and their related resolution; and
c.	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

External Auditors

1.	With respect to the appointment of external auditors by the Board, the Committee shall:
a.	be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
b.	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors' fees;
c.	review and evaluate annually the external auditors' performance, and periodically (at least every five years) conduct a comprehensive review of the external auditors;
d.	recommend to the Board appointment of external auditors and the compensation of the external auditors;
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e.	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;
f.	review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors;
g.	between scheduled meetings, the chair of the Committee (the “Committee Chair”) is authorized to approve all audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $25,000 and under and report all such approvals to the Committee at its next scheduled meeting;
h.	inquire as to the independence of the external auditors and obtain, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation;
i.	review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for the Corporation;
j.	review any reports issued by CPAB regarding the audit of the Corporation; and
k.	discuss with the external auditors, without management being present, the quality of the Corporation's financial and accounting personnel, the completeness and accuracy of the Corporation's financial statements and elicit comments of senior management regarding the responsiveness of the external auditors to the Corporation's needs.
2.	The Committee shall review with the external auditors (and the internal auditor if one is appointed by the Corporation) their assessment of the internal control over financial reporting of the Corporation, their written reports containing recommendations for improvement of internal control over financial reporting and other suggestions as appropriate, and management's response and follow-up to any identified weaknesses.
3.	The Committee shall also review and approve annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

Compliance

1.	It is the responsibility of the Committee to review management's process for the certification of annual and interim financial reports in accordance with required securities legislation.
2.	It is the responsibility of the Committee to ascertain compliance with financial covenants under loan agreements.
3.	The Committee shall review the Corporation's compliance with all legal and regulatory requirements as it pertains to financial reporting, taxation, internal control over financial reporting and any other area the Committee considers to be appropriate relative to its mandate or as may be requested by the Board.

Other Matters

1.	It is the responsibility of the Committee to review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and external auditors of the Corporation.
2.	The Committee may also review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

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Composition

1.	This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of whom shall be independent (within the meaning of section 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”)) unless the Board determines to rely on an exemption in NI 52-110.
2.	The Committee Chair shall be appointed by the Board.
3.	A quorum shall be a majority of the members of the Committee.
4.	All of the members must be financially literate (within the meaning section 1.6 of NI 52-110) unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

Meetings

1.	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.
2.	The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.
3.	Agendas, proposed by the Committee Chair and with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to Committee meetings.
4.	The chief executive officer and the chief financial officer of the Corporation or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.
5.	Other employees of the Corporation shall attend meetings upon invitation by the Committee should the Committee deem them necessary for the provision of information.

Reporting / Authority

1.	Following each meeting of the Committee, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting, which minutes may still be in draft form.
2.	Supporting schedules and information reviewed by the Committee shall be available for examination by any director.
3.	The Committee shall have access to any and all books, records, facilities and personnel of the Corporation and will be able to request any information about the Corporation as it may deem appropriate.
4.	The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.
5.	The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.
6.	The Committee shall annually review this mandate and make recommendations to the Nominating and Corporate Governance Committee of the Corporation as to proposed changes.
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Appendix “D”

BOARD MANDATE

Effective as and from September 25, 2019

1.	GENERAL

The Board of Directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) is responsible for the stewardship of the Corporation's affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders.

The primary responsibilities of the Board are:

a)	to maximize long term shareholder value;
b)	to approve the strategic plan of the Corporation;
c)	to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters;
d)	to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation;
e)	to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and
f)	to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders.
2.	COMPOSITION AND OPERATION

The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation's Articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. Within a specified period after such time as the Corporation becomes publicly listed on certain stock exchanges, a majority of the Board will be comprised of “independent” members as such term is referred to in the Nasdaq Rules and in National Instrument 58 101 – Disclosure of Corporate Governance Practices. The Board will analyze the application of the “independent” standard on an annual basis and disclose that analysis. A minimum of one-quarter (25%) of the board must be resident Canadians, as required under applicable laws. Directors are elected to hold office for a term of one year. The Board will in each year appoint a chairperson of the Board (the “Chairperson”), such appointment being subject to any agreement providing for nomination rights to the Board.

The Board operates by delegating authority to management where appropriate and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairperson, nominating candidates for election to the Board, constituting committees of the Board and determining compensation for the directors. Subject to the Articles and by-laws of the Corporation and the Business Corporations Act (Alberta) (the “ABCA”), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to committees of the Board.

3.	MEETINGS

The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings shall be called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board. The Board will schedule executive sessions where directors meet with or without management participation at each regularly-scheduled meeting of the Board.

The independent members of the Board will meet, as required, without the presence of non-independent Board members and management before or after each regularly-scheduled meeting of the Board. The independent members of the Board may also hold other meetings at such time and with such frequency as the independent members of the Board deem necessary.

4.	SPECIFIC DUTIES
a)	Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for:

i.	providing leadership and direction to the Corporation and management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role;
ii.	appointing the Executive Chairman (“EC”) and the Chief Executive Officer (“CEO”) of the Corporation;
iii.	developing the corporate goals and objectives for which the EC and the CEO will be responsible for meeting, and reviewing the performance of the EC and the CEO against such corporate goals and objectives;
iv.	satisfying itself as to the integrity of the EC and the CEO and other senior officers of the Corporation and ensuring that a culture of integrity is maintained throughout the Corporation;
v.	approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers, employees, consultants and contractors with the provisions of the Corporation's Code of Business Conduct and Ethics;
vi.	reviewing and approving material transactions involving the Corporation, including material investments by the Corporation and material capital expenditures by the Corporation;
vii.	approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge its duties and take any remedial action it deems necessary;
viii.	establishing methods by which interested parties may communicate directly with the Chairperson or with the independent directors as a group and cause such methods to be disclosed;
ix.	developing, constituting and reviewing mandates for sub-committees of the Board;
x.	developing written position descriptions for the Chairperson and for the chair of each Board committee; and
xi.	making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee.
b)	Legal Requirements

The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records. The Board has the statutory responsibility to:

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i.	manage the business and affairs of the Corporation;
ii.	act honestly and in good faith with a view to the best interests of the Corporation;
iii.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and
iv.	act in accordance with its obligations contained in the ABCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations.
v.	Except by resolution of the Board delegating the power to consider the following to management or a committee of the Board, the Board shall consider the following matters as a full Board:
vi.	the filling of vacancies in the Board;
vii.	the change of membership of, or the filling of vacancies in, any committee of the directors;
viii.	the appointment or removal of officers appointed by the directors; and
ix.	such other matters as are prescribed by applicable laws.
c)	Independence

The Board shall have the responsibility to:

i.	implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate);
ii.	implement a system which enables an individual director to engage outside advisors at the expense of the Corporation in appropriate circumstances; and
iii.	provide an orientation and education program for newly appointed members of the Board.
d)	Strategy Determination

The Board shall:

i.	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation's business; and
ii.	annually review operating and financial performance results relative to established strategy, budgets and objectives.
e)	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the Corporation's business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

f)	Appointment, Training and Monitoring of Senior Management

The Board shall:

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i.	appoint the EC and the CEO and other senior officers of the Corporation, approve (upon recommendations from the Governance and Nominating Committee) their compensation, and monitor and assess the EC's and the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;
ii.	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;
iii.	establish limits of authority delegated to management; and
iv.	develop written position descriptions for the EC and the CEO.
g)	Reporting and Communication

The Board has the responsibility to:

i.	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
ii.	verify that the financial performance of the Corporation is reported to securityholders and regulators on a timely and regular basis;
iii.	verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards or such accounting principles as are required under applicable laws;
iv.	verify the timely reporting of any other developments that have a significant and material impact on the Corporation;
v.	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and
vi.	develop appropriate measures for receiving stakeholder feedback.
h)	Monitoring and Acting

The Board has the responsibility to:

i.	review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;
ii.	verify that the Corporation operates at all time within applicable laws to the highest ethical and moral standards;
iii.	approve and monitor compliance with significant policies and procedures by which the Corporation operates;
iv.	monitor the Corporation's progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances;
v.	take such action as it determines appropriate when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant; and
vi.	verify that the Corporation has implemented appropriate internal control and management information systems.
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i)	Other Activities

The Board may perform any other activities consistent with this mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to:

i.	preparing and distributing the schedule of Board meetings for each upcoming year;
ii.	calling meetings of the Board at such time and such place and providing notice of such meetings to all members of the Board in accordance with the articles of the Corporation; and
iii.	ensuring that all regularly-scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible.
j)	Code of Business Conduct and Ethics

The Board shall be responsible to adopt a “Code of Business Conduct and Ethics” for the Corporation which shall address:

i.	conflicts of interest;
ii.	the protection and proper use of the Corporation's investments and opportunities;
iii.	the confidentiality of information;
iv.	fair dealing with various stakeholders of the Corporation;
v.	compliance with laws, rules and regulations; and
vi.	the reporting of any illegal or unethical behaviour.
5.	BOARD COMMITTEES

The Board shall at all times maintain: (a) an Audit Committee; (b) a Governance and Nominating Committee; and (c) a Compensation Committee, each of which must report to the Board. Each such committee must operate in accordance with the articles and by-laws of the Corporation, applicable law, its committee charter and the applicable policies of any stock exchange on which the securities of the Corporation are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by articles and by-laws of the Corporation and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

6.	DIRECTOR ACCESS TO MANAGEMENT

The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation's management, business and operations.

7.	DIRECTOR COMPENSATION

The Board, upon recommendation of the Compensation Committee, will determine and review the form and amount of compensation to directors, if any.

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Appendix “E”

FINAL ORDER

(See attached.)

COURT FILE NUMBER	2201-06999

COURT	COURT OF KING’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SUNDIAL GROWERS INC., ALCANNA INC. AND THE SHAREHOLDERS OF SUNDIAL GROWERS INC.

APPLICANT	SUNDIAL GROWERS INC.

DOCUMENT	FINAL ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	McCarthy Tétrault LLP Barristers & Solicitors 4000, 421 – 7th Avenue SW Calgary, AB T2P 4K9
Attention: Lyndsey Delamont
Telephone: (403) 260-3647
Fax: (403) 260-3501
Our File No.: 220099-504531

DATE ON WHICH ORDER WAS PRONOUNCED:	May 26, 2023

NAME OF JUSTICE WHO MADE THIS ORDER:	The Honourable Justice Barbara B. Johnston

LOCATION OF HEARING:	Calgary, Alberta

UPON the Originating Application (the “Originating Application”) of SNDL Inc., formerly Sundial Growers Inc. (“SNDL” or the “Applicant”) for approval of an arrangement (as defined herein) pursuant to the Business Corporations Act, R.S.A. 2000, c. B-9, section 193 (the “ABCA”) concerning SNDL, Alcanna and the Shareholders of SNDL;

AND UPON reading the Originating Application, the interim Order of this Court granted June 21, 2022 (“Interim Order”), and the Affidavit of Cameron Sebastian, sworn June 20, 2021 (the “Sebastian Affidavit”) and the exhibits referred to therein;

AND UPON reading the Affidavit of Jim Keough sworn on May 19, 2023 (the “Keough Affidavit”) and the exhibits referred to therein;

AND UPON noting the process set forth in the Interim Order by which any interested party, including all persons to whom or with whom it is proposed to issue or to exchange securities in connection with the Arrangement, could be heard by this Honourable Court at this hearing upon the fairness of the terms and conditions on which such issuance or exchange is proposed;

AND UPON being advised by counsel that no Notice of Intention to Appear as contemplated by the Interim Order was filed or served, whether in accordance with the Interim Order or otherwise;

AND UPON the Court being satisfied that the Meeting was called and conducted in accordance with the terms of the Interim Order;

AND UPON the Court being satisfied that the Applicant has sought and obtained the approval of the Arrangement by the shareholders of SNDL in the manner and by the requisite majority required by the Interim Order;

AND UPON it being impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON the Court being satisfied that the statutory requirements to approve the Arrangement have been fulfilled and that the Arrangement has been put forward in good faith;

AND UPON the Court being satisfied that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the shareholders of SNDL and other affected persons and that the Arrangement ought to be approved;

AND UPON being advised that it is the intention of SNDL to rely on the declaration of the substantive and procedural fairness of, and the approval of, the Arrangement contemplated in the Plan of Arrangement, a copy of which is attached hereto as Schedule “A”, by the Court as the basis for an exemption from the registration requirements arising pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to the distribution of the Distributed Nova Shares and New SNDL Shares (each as defined in the Plan of Arrangement) in connection with the Arrangement;

AND UPON hearing from counsel for the Applicant;

IT IS HEREBY ORDERED THAT:

General

1.       In this Order:

(a)	the capitalized terms used and not otherwise defined in this Order (the “Order”) shall have the meanings attributed to them in the Notice of Originating Application and the Information Circular and Proxy Statement (the “Information Circular”) attached as Exhibit “H” to the Keough Affidavit; and
(b)	all references to “Arrangement” used herein mean the arrangement as set forth in the amended and restated plan of arrangement, attached as Exhibit “B” to the Keough Affidavit (the “Plan of Arrangement”) and attached herein as SCHEDULE “A”, which Arrangement will be implemented in accordance with the terms of the arrangement resolution (the “Arrangement Resolution”), which Arrangement Resolution is attached as Exhibit “B” to the Sebastian Affidavit and as Appendix “F” to the Information Circular.

2.       This Final Order is granted pursuant to Section 193(9) of the ABCA.

3.       Service and notice of the Meeting Materials and of the present Application for Final Order approving the Plan of Arrangement and Arrangement is hereby deemed to be good and sufficient for all purposes on all interested individuals.

4.       It is declared that the Meeting was conducted in accordance with the Interim Order.

5.       It is declared that the statutory procedures applicable to the Arrangement have been met and satisfied.

6.       It is declared that the Originating Application, the Arrangement, the Plan of Arrangement, and the Application for Final Order approving of the Arrangement have been put forth in good faith.

7.       It is declared that the Plan of Arrangement and the Arrangement are fair and reasonable, both from a substantive and procedural point of view, to all persons affected thereby.

8.       The Arrangement is hereby approved without requiring any further approval by the shareholders of SNDL.

9.       Articles of arrangement reflecting the foregoing may be filed pursuant to the provisions of Section 193 of the ABCA on such date as SNDL determines.

10.       The Plan of Arrangement shall, upon filing the articles of arrangement pursuant to Section 193 of the ABCA and the issuance of a proof of filing thereof become effective in accordance with its terms and will be binding on all persons affected by the Arrangement at the Effective Time on the Effective Date on which the Arrangement becomes effective.

11.       SNDL may apply prior to the filing of the articles of arrangement to vary this Final Order or to seek advice and directions as to the implementation of this Final Order.

12.       Service of this Final Order shall be made on all such persons who appeared on this application for Final Order, either by counsel or in person. Service on all other individuals is hereby dispensed with.

/s/ BB Johnston
Justice of the Court of King’s Bench of Alberta

SCHEDULE “A”

AMENDED AND RESTATED PLAN OF ARRANGEMENT

Amended and Restated PLAN OF ARRANGEMENT

UNDER SECTION 193 OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:
(a)	"ABCA" means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9;
(b)	"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the Arrangement made pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;
(c)	"Arrangement Resolution" means the special resolution of Shareholders authorizing and approving the Plan of Arrangement;
(d)	"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;
(e)	"business day" means any day, other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;
(f)	"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;
(g)	"Class A Common Shares" has the meaning set forth in Section 2.1(b)(i);
(h)	"Common Shares" means the common shares of SNDL;
(i)	"Court" means the Court of King’s Bench of Alberta;
(j)	"Depositary" means Odyssey Trust Company;
(k)	"Dissent Rights" means the right of a Shareholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement and to be paid the fair value of the Common Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;
(l)	"Dissenting Shareholders" means the registered Shareholders who validly exercise Dissent Rights and whose exercise of Dissent Rights remains valid immediately prior to the Effective Time and "Dissenting Shareholder" means any one of them;
(m)	"Distributed Nova Shares" means such number of the Nova Shares of the 35,750,000 Nova Shares currently held by SNDL (as amalgamation successor of Alcanna Inc.) as may be determined by the board of directors of SNDL prior to implementing this Plan of Arrangement provided that following completion of this Plan of Arrangement, SNDL will hold between 10% and 19.9% of the issued and outstanding Nova Shares;

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(n)	"Distribution Determination Date" means the close of business on that day which is one (1) business day prior to the Effective Date, established for the purpose of determining the Shareholders entitled to receive Nova Shares or cash, together with the New SNDL Shares to which they are entitled hereunder, pursuant to this Plan of Arrangement;
(o)	"Distribution Determination Date Value" means the price of a Nova Share on the Toronto Stock Exchange at the close of trading on the Distribution Determination Date;
(p)	"Effective Date" means the date on which the Arrangement is effective under the ABCA;
(q)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;
(r)	"Eligible Shareholders" has the meaning set forth in Section 2.1(b)(ii)(A);
(s)	"Encumbrances" means any mortgage, hypothec, prior claim, encumbrance, pledge, assignment for security, security interest, guarantee, right of third parties or other charge or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;
(t)	"Final Order" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
(u)	"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(v)	"Interim Order" means the interim order of the Court made under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
(w)	"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Nasdaq Capital Market), and the term "applicable” with respect to such Laws and in a context that refers to SNDL, means such Laws as are applicable to SNDL or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the SNDL or its or their business, undertaking, property or securities;

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(x)	"Letter of Transmittal" means the letter of transmittal sent to registered Shareholders pursuant to which registered Shareholders are required to deliver certificates representing the Common Shares to the Depositary in order to receive the New SNDL Shares and (in respect of Eligible Shareholders) Distributed Nova Shares they are entitled to under the Arrangement;
(y)	"Lot" means, in respect of any class or series of shares, such number of the applicable shares as may be determined by the board of directors of SNDL; provided that such number of shares shall be no more than five hundred (500) and no less than one (1);
(z)	"Meeting" means the special meeting of holders of Common Shares to be held to consider the Arrangement, and any adjournment(s) or postponement(s) thereof;
(aa)	"New SNDL Shares" has the meaning set forth in Section 2.1(b)(i)(B);
(bb)	"Nova" means Nova Cannabis Inc., a corporation existing under the ABCA;
(cc)	"Nova Share Ratio" means the amount obtained by dividing the total number of Distributed Nova Shares by the total number of issued and outstanding Common Shares owned by Eligible Shareholders as of the Distribution Determination Date;
(dd)	“Nova Fractional Share Value” means the product of the Nova Share Ratio multiplied by Distribution Determination Date Value;
(ee)	"Nova Shares" means the common shares of Nova;
(ff)	"Person" means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal;
(gg)	"Plan of Arrangement" means, and similar expressions mean, this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Final Order;
(hh)	"Registrar" means the Registrar of Corporations appointed under section 263 of the ABCA;
(ii)	"Shareholders" means holders of Common Shares (or any shares issued in exchange therefor, as the context may require);
(jj)	"SNDL" means SNDL Inc., a corporation existing under the ABCA;

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(kk)	"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as amended from time to time;
(ll)	"Transfer Agent" means Odyssey Trust Company; and
(mm)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.
1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
1.3	Unless reference is specifically made to some other document or instrument, all references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.
1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.
1.5	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.
1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
1.7	Unless otherwise specified, all references to "dollars", amounts in cash or "$" shall mean amounts in Canadian dollars.

Article 2
Arrangement

2.1	The Arrangement. Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:
(a)	Subject to Article 4, the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to SNDL (free and clear of all any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as Shareholders, other than the right to be paid the fair value of their Common Shares in accordance with Article 4, and the names of such holders shall be removed from the register of Shareholders.
(b)	SNDL shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, with the following steps occurring in the following order:

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(i)	the authorized share structure of SNDL shall be amended by:
(A)	renaming and re-designating all of the issued and outstanding and unissued Common Shares as Class A Common Shares (the "Class A Common Shares"), which shares shall have the same rights and restrictions as the Common Shares except that each Class A Common Share shall be entitled to two (2) votes at any meeting of Shareholders;
(B)	creating an unlimited number of common shares without par value with terms identical to the Common Shares (the "New SNDL Shares"),

and SNDL’s Articles of Amalgamation shall be amended to reflect the amendments in Section 2.1(b)(i)(A) and (B) accordingly;

(ii)	in the course of a reorganization of SNDL’s capital and subject to adjustment as set out in Section 2.1(e):
(A)	in respect of Shareholders that would have been entitled to receive more than one (1) Lot of Nova Shares if the Distributed Nova Shares were to be distributed to all Shareholders on a pro rata basis based upon the number of Common Shares held thereby on the Distribution Determination Date (such Shareholders being the "Eligible Shareholders"), each issued and outstanding Class A Common Share held by such Eligible Shareholder shall be exchanged for: (I) one (1) New SNDL Share; and (II) such number of Distributed Nova Shares as is equal to the Nova Share Ratio, multiplied by the total number of New SNDL Shares issued to such Eligible Shareholder pursuant to this Section 2.1(b)(ii)(A), and such Shareholders shall cease to be the holders of the Class A Common Shares so exchanged; and
(B)	in respect of Shareholders that would have been entitled to receive one (1) Lot or less of Nova Shares if the Distributed Nova Shares were to be distributed to all Shareholders on a pro rata basis based upon the number of Common Shares held thereby on the Distribution Determination Date, each issued and outstanding Class A Common Share held thereby shall be exchanged for: (I) one (1) New SNDL Share; and (II) an amount in cash as is equal to the Nova Fractional Share Value multiplied by number of New SNDL Shares held by such Shareholder, and such Shareholders shall cease to be the holders of the Class A Common Shares so exchanged.

The name of each Shareholder who is so deemed to exchange their Class A Common Shares, shall be removed from the central securities register of Class A Common Shares with respect to the Class A Common Shares so exchanged and shall be added to the central securities registers of New SNDL Shares as the holder of the number of New SNDL Shares deemed to have been received on the exchange; and

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(iii)	simultaneously with the step referred to in Section 2.1(b)(ii), the aggregate amount added to the stated capital of the New SNDL Shares will be equal to (A) the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the Class A Common Shares (excluding Common Shares held by Dissenting Shareholders) immediately prior to the exchange effected pursuant to Section 2.1(b)(ii), less (B) the sum of the fair market value of the Distributed Nova Shares distributed pursuant to Section 2.1(b)(ii)(A) at the time of distribution and the amount of cash distributed pursuant to Section 2.1(b)(ii)(B) at the time of the distribution.
(c)	The Class A Common Shares, none of which will be allotted and issued once the step referred to in Section 2.1(b)(ii) is completed, shall be cancelled and the authorized share capital of SNDL shall be diminished by deleting the Class A Common Shares as a class of shares, and SNDL’s Articles of Amalgamation shall be amended to reflect the foregoing change to its authorized share structure.
(d)	The Distributed Nova Shares transferred and/or the New SNDL Shares issued to the holders of the Class A Common Shares pursuant to Section 2.1(b)(ii) above, as applicable, will be registered in the names of the former holders of the Class A Common Shares.
(e)	The exchange ratio for the Distributed Nova Shares may be adjusted to ensure that the aggregate Distributed Nova Shares is distributed on a pro rata basis to the Eligible Shareholders (excluding Dissenting Shareholders) on the Distribution Determination Date.
(f)	Following the completion of the matters contemplated by Sections 2.1(b) and 2.1(c), SNDL shall be authorized to do, and/or cause to be done, to any Distributed Nova Shares that are not distributed to the holders of the Class A Common Shares pursuant to Section 2.1(b)(ii) above (whether due to rounding down of such Distributed Nova Shares pursuant to Section 2.2 or otherwise) all such things as SNDL determines to be necessary or desirable.
(g)	The exchanges, cancellations and transfers provided in this Section 2.1 shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time.
2.2	No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional New SNDL Shares and (in respect of Eligible Shareholders) no fractional Distributed Nova Shares will be issued or transferred pursuant to Section 2.1. Any such fraction will be rounded down to the nearest whole share and Shareholders will not receive any compensation in lieu thereof.
2.3	Distribution Determination Date. In Section 2.1, the reference to a Shareholder shall mean a person who is a Shareholder on the Distribution Determination Date, subject to the provisions of Article 4.
2.4	Deemed Fully Paid and Non-Assessable. All New SNDL Shares and Distributed Nova Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

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2.5	Arrangement Effectiveness. The Arrangement shall become final and conclusively binding on the Shareholders and SNDL on the Effective Date.
2.6	Supplementary Actions. Notwithstanding that the transactions and events set out in Section 2.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of SNDL and Nova shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 2.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.
2.7	Withholding Rights. SNDL shall be entitled to deduct or withhold from the consideration or other amount payable to any Shareholder and from all dividends, other distributions or other amounts otherwise payable to any Shareholder under the Arrangement such Taxes or other amounts as SNDL is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any other provisions of any applicable Laws. For greater certainty, to the extent that the exchange in subsection 2.1(b)(ii) hereof gives rise to a deemed dividend under the Tax Act, SNDL shall be entitled (in respect of Eligible Shareholders) to retain and sell that number of Distributed Nova Shares and (in respect of Shareholders other than Eligible Shareholders) such amount in cash as may be required to satisfy any withholding requirement under the Tax Act or any other applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority and for greater certainty the number of Distributed Nova Shares retained and sold by SNDL or the amount of cash retained by SNDL, if any, shall be deemed to have been issued or paid, as applicable, to the applicable Shareholders.
2.8	U.S. Securities Law Exemption. Notwithstanding any provision herein to the contrary, the Plan of Arrangement will be carried out with the intention that all New SNDL Shares and Distributed Nova Shares issued on completion of the Plan of Arrangement to the Shareholders in the United States will be distributed by SNDL to Shareholders in reliance on the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act.

Article 3
CERTIFICATES

3.1	Class A Common Shares. Recognizing that Common Shares will be renamed and re-designated as Class A Common Shares pursuant to Section 2.1(a) and that the Class A Common Shares shall be exchanged partially for New SNDL Shares pursuant to Section 2.1(b)(ii), SNDL shall not issue replacement share certificates representing Class A Common Shares.
3.2	Distributed Nova Share Certificates. To facilitate the transfer of the Distributed Nova Shares to the Eligible Shareholders, SNDL shall execute and deliver to the Depositary, an irrevocable power of attorney together with the share certificate or other instrument representing the Distributed Nova Shares, authorizing the Transfer Agent to distribute and transfer the Distributed Nova Shares to such Eligible Shareholders in accordance with the Plan of Arrangement and in accordance with the Letters of Transmittal deposited with the Depositary by the Eligible Shareholders.

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3.3	New Share Certificates. From and after the Effective Date, share certificates representing Common Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New SNDL Shares, and no new share certificates shall be issued with respect to the New SNDL Shares issued in connection with the Arrangement.
3.4	Interim Period. Any Common Shares traded after the Distribution Determination Date will represent New SNDL Shares as of the Effective Date and shall not carry any rights to receive Distributed Nova Shares or cash pursuant to the Arrangement.

Article 4
DISSENTING SHAREHOLDERS

4.1	Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order and this Article 4. Notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement referred to in subsection 191(5) of the ABCA must be received by SNDL from the Dissenting Shareholder not later than 4:00 p.m. (Calgary time) on the date that is five (5) business days prior to the date of the Meeting, all in accordance with the Interim Order.
4.2	A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Common Shares (other than as set forth herein), and shall only be entitled to be paid by SNDL the fair value of the holder’s Common Shares. A Dissenting Shareholder who is entitled to be paid by SNDL the fair value of the holder’s Common Shares shall, pursuant to Section 2.1(a), be deemed to have transferred the holder’s Common Shares (free and clear of any Encumbrances) to SNDL for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.
4.3	A Dissenting Shareholder who for any reason is not ultimately entitled to be paid the fair value of the holder’s Common Share, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares notwithstanding the provisions of section 191 of the ABCA.
4.4	The fair value of the Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders.
4.5	In no event shall SNDL be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and the names of such holders shall be removed from the register of Shareholders as at the Effective Time.
4.6	For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement Resolution shall not be entitled to dissent with respect to such person’s Common Shares for the Arrangement. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Common Shares.

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4.7	SNDL shall be entitled to deduct or withhold from the consideration or other amount payable to any Dissenting Shareholder such Taxes or other amounts as SNDL is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any other provisions of any applicable Laws. For greater certainty, to the extent that the cancellation in Section 4.2 hereof gives rise to a deemed dividend under the Tax Act, SNDL shall be entitled to retain such amount in cash as may be required to satisfy any withholding requirement under the Tax Act or any other applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Dissenting Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority and for greater certainty the amount of cash retained by SNDL, if any, shall be deemed to have been paid to the applicable Dissenting Shareholders.

Article 5
AMENDMENTS

5.1	SNDL may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Meeting, approved by the Court if required by the Court; and (c) communicated to the Shareholders if and as required by the Court.
5.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by SNDL at any time prior to or at the Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
5.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if, as required by the Court or applicable law, it is consented to by the Shareholders.

Article 6
FURTHER ASSURANCES

6.1	Notwithstanding that the transactions and events set forth herein shall occur and shall be deemed to occur in the order set forth in this Plan of Arrangement without any further act or formality, SNDL shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set forth herein.
6.2	From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Common Shares issued prior to the Effective Time; (b) the rights and obligations of the holders of Common Shares and any respective trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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